Exhibit 99.1

Almacenes Éxito S.A.

Consolidated financial statements

As of December 31, 2024 and 2023 and for the Years ended December 31, 2024, 2023

Almacenes Éxito S.A.

Consolidated statement of financial position

At December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		As at December 31,
	Notes	2024	2023
Current assets
Cash and cash equivalents	7	1,345,710	1,508,205
Trade receivables and other receivables	8	659,699	704,931
Prepayments	9	33,654	41,515
Receivables from related parties	10	37,670	52,145
Inventories, net	11	2,818,786	2,437,403
Financial assets	12	4,525	2,452
Tax assets	24	553,916	524,027
Assets held for sale	41	2,645	12,413
Total current assets		5,456,605	5,283,091

Non-current assets
Trade receivables and other receivables	8	10,459	12,338
Prepayments	9	11,210	4,816
Receivables from related parties	10	-	52,500
Financial assets	12	15,141	25,014
Deferred tax assets	24	253,085	197,692
Property, plant and equipment, net	13	4,261,625	4,069,765
Investment property, net	14	1,828,326	1,653,345
Rights of use asset, net	15	1,728,352	1,361,253
Other intangible assets, net	16	400,714	366,369
Goodwill	17	3,297,086	3,080,622
Investments accounted for using the equity method	18	291,554	232,558
Other assets		398	398
Total non-current assets		12,097,950	11,056,670
Total assets		17,554,555	16,339,761

Current liabilities
Loans, borrowings, and other financial liability	20	1,984,727	1,029,394
Employee benefits	21	4,055	4,703
Provisions	22	47,327	22,045
Payables to related parties	10	43,757	55,617
Trade payables and other payable	23	4,408,479	5,248,777
Lease liabilities	15	299,456	282,180
Tax liabilities	24	119,210	107,331
Derivative instruments and collections on behalf of third parties	25	60,481	139,810
Other liabilities	26	230,068	254,766
Total current liabilities		7,197,560	7,144,623

Non-current liabilities
Loans, borrowings, and other financial liability	20	273,722	236,811
Employee benefits	21	34,776	35,218
Provisions	22	14,068	11,630
Trade payables and other payable	23	22,195	37,349
Lease liabilities	15	1,684,788	1,285,779
Deferred tax liabilities	24	304,235	156,098
Tax liabilities	24	7,321	8,091
Other liabilities	26	378	2,353
Total non-current liabilities		2,341,483	1,773,329
Total liabilities		9,539,043	8,917,952

Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,491,467	1,431,125
Other equity components	27	5,192,563	4,665,070
Equity attributable to non-controlling interest		1,327,000	1,321,132
Total equity		8,015,512	7,421,809
Total liabilities and equity		17,554,555	16,339,761

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of profit or loss

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023
Continuing operations
Revenue from contracts with customers	28	21,880,509	21,122,087
Cost of sales	11	(16,347,501)	(15,696,044)
Gross profit		5,533,008	5,426,043

Distribution, administrative and selling expenses	29	(4,683,133)	(4,482,993)
Other operating revenue	31	71,476	36,894
Other operating expenses	31	(119,359)	(107,433)
Other (losses) income, net	31	(25,866)	10,270
Operating profit		776,126	882,781

Financial income	32	168,336	284,090
Financial cost	32	(579,682)	(698,380)
Share of profit in associates and joint ventures	18	(71,872)	(114,419)
Profit before income tax from continuing operations		292,908	354,072
Income tax (expense)	24	(55,665)	(45,898)
Profit for the year		237,243	308,174

Net profit attributable to:
Equity holders of the Parent		54,786	125,998
Non-controlling interests		182,457	182,176
Profit for the year		237,243	308,174

Earnings per share (*)
Basic earnings per share (*):
Basic earnings per share from continuing operations attributable to the shareholders of the Parent	33	42.21	97.08

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of other comprehensive income

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023

Profit for the year		237,243	308,174

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Gain (loss) from new measurements of defined benefit plans	27	1,269	(3,006)
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(1,098)	(231)
Total other comprehensive income that will not be reclassified to period results, net of taxes		171	(3,237)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	12,824	(1,438,514)
(Loss) gain from translation exchange differences to the put option (2)	27	(14,186)	112,576
Gain from cash flow hedge	27	2,206	2,957
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		844	(1,322,981)
Total other comprehensive income		1,015	(1,326,218)
Total comprehensive income		238,258	(1,018,044)

Comprehensive income attributable to:
Equity holders of the Parent		51,828	(1,211,146)
Non-controlling interests		186,430	193,102

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of changes in equity

At December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Profit for the period	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998	182,176	308,174
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)	10,926	(1,438,794)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)	(51,823)	(117,513)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539	-	411,539
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884	43,673	209,557
Other movements	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)	-	(8,930)
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(176,872)	(242,401)
Profit for the period	-	-	-	-	-	-	-	-	-	-	54,786	-	54,786	182,457	237,243
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	11,228	-	-	11,228	3,973	15,201
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,294)	(82,294)	(75,117)	(157,411)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	648,542	648,542	-	648,542
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(14,186)	-	34,325	20,139	71,427	91,566
Other movements	-	-	-	-	-	-	-	(127)	(127)	-	1,090	-	963	-	963
Balance at December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512	1,327,000	8,015,512

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of cash flows

For the years ended December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2024	2023 (1)
Operating activities
Profit for the year		237,243	308,174

Adjustments to reconcile profit for the year
Current income tax	24	107,202	106,109
Deferred tax	24	(51,537)	(60,211)
Interest, loans and lease expenses	32	351,679	353,691
Losses (gain) due to difference in unrealized exchange (1)		40,802	(93,984)
(Gain) loss from changes in fair value of derivative financial instruments	32	(13,595)	33,737
Expected credit loss, net	8.1	10,529	5,377
Impairment of inventories, net	11.1	11,651	8,915
Impairment of property, plant and equipment and investment property	13; 14; 15	15,143	3,451
Employee benefit provisions	21	4,683	4,437
Provisions and reversals	22	82,191	38,658
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	639,030	611,775
Amortization of other intangible assets	16	34,377	30,748
Share of losses in associates and joint ventures accounted for using the equity method		71,872	114,419
Losses from the disposal of non-current assets		14,069	(12,721)
Interest income	32	(30,799)	(45,852)
Other adjustments from items other than cash		50,968	2,495
Cash generated from operating activities before changes in working capital		1,575,508	1,409,218

Decrease (increase) in trade receivables and other receivables		36,562	(5,620)
Decrease (Increase) in prepayments		1,276	(9,212)
Decrease (increase) in receivables from related parties		15,883	(8,760)
(Increase)decrease in inventories		(351,152)	86,910
(Increase) in tax assets		(9,137)	(14,013)
(Decrease) in employee benefits		(4,547)	(1,738)
Payments and decease in other provisions	22	(54,542)	(42,859)
(Decrease) increase in trade payables and other accounts payable		(796,303)	156,197
(Decrease) in accounts payable to related parties		(8,373)	(9,099)
Increase in tax liabilities		12,367	20,872
(Decrease) increase in other liabilities		(28,051)	44,086
Income tax, net		(114,155)	(98,915)
Net cash flows provided by operating activities		275,336	1,527,067

Investing activities
Businesses combinations	17.1	-	(38,032)
Advances to joint ventures		(78,549)	(64,090)
Acquisition of property, plant and equipment	13.1	(284,669)	(432,717)
Acquisition of other assets	15	-	(1,820)
Acquisition of investment property	14	(32,432)	(56,688)
Acquisition of other intangible assets	16	(14,857)	(30,798)
Proceeds of the sale of property, plant and equipment and intangible assets		6,912	36,642
Net cash flows (used in) investing activities		(403,595)	(587,503)

Financing activities
Proceeds (payments of) financial assets		(12)	3,087
(Payments of) payments received from collections on behalf of third parties		(64,789)	(7,115)
Proceeds from loans and borrowings	20	1,749,014	1,241,024
Payments of loans and borrowings	20	(685,084)	(1,217,881)
Payments of interest of loans and borrowings	20	(208,879)	(228,579)
Lease liabilities paid	15.2	(288,888)	(272,688)
Interest on lease liabilities paid	15.2	(147,512)	(123,711)
Dividends paid	37	(265,377)	(357,028)
Interest received	32	30,799	45,852
Payment to non-controlling interest		(157,412)	(117,351)
Net cash flows (used in) financing activities		(38,140)	(1,034,390)

Net decrease in cash and cash equivalents		(166,399)	(94,826)
Effects of the variation in exchange rates		3,904	(130,642)
Cash and cash equivalents at the beginning of year	7	1,508,205	1,733,673
Cash and cash equivalents at the end of year	7	1,345,710	1,508,205

(1)	Some figures in the December 2023 financial statements were reclassified for comparative purposes. In application of the definitions established in IAS 8 - Materiality and relative importance, the Company’s Management considered that they do not influence the economic decisions taken by users on the financial statements issued in 2024.

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. In April, 2024, Almacenes Éxito S.A. obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). In August, 2024, Almacenes Éxito S.A. obtained registration as a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Consolidated financial statements for the year ended December 31, 2024 were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 26, 2025.

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição S.A. (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD is controlled by Casino Guichard-Perrachon S.A. which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Starting from January 22, 2024 and at December 31, 2024 and as a consequence of mentioned in Note 6, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2024 and 2023:

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Development of the operation of the San Pedro Plaza Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non- controlling interest
Grupo Disco Uruguay S.A. (a)	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S. (b)	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket dogs.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Operation of supermarket and wholesale warehouses.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	At August and September, 2024, was acquired additional 7.5% of the subsidiaries equity. At December, 2023 stock ownership of direct controlling was 69.15%.

(b)	Acquired 100.00% on August 15, 2023 (Hipervital S.A.S.) and September 01, 2023 (Modasian S.R.L y Costa y Costa S.A. (Note 17.1).

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2024 and 2023 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2024	2023
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A. (a)	Uruguay	23.35%	30.85%

(a)	In August and September 2024, an additional stake of 7.5% was acquired in this subsidiary. On December 31, 2023, the shareholding was 69.15%.

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position									Comprehensive income
Company	Current Assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Controlling interest		Non-controlling interest		Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non-controlling interest
At December 31, 2024
Grupo Disco del Uruguay S.A.	631,230	1,048,577	612,093	85,521	982,193	1,793,438	(*)	150,741	(*)	2,541,118	189,865	217,362	143,722	(171,219)	46,143
Éxito Viajes y Turismo S.A.S.	35,236	2,636	24,561	1,350	11,961	6,134	(**)	5,860		27,643	7,213	7,213	3,647	3,534	3,534
Patrimonio Autónomo Viva Malls	48,055	1,803,134	26,250	-	1,824,939	1,007,236	(**)	894,220		271,366	214,594	214,594	113,781	105,151	105,151
Patrimonio Autónomo Viva Sincelejo	2,094	72,614	1,530	-	73,178	37,321		35,857		10,819	2,833	2,833	1,445	1,388	1,388
Patrimonio Autónomo Viva Villavicencio	10,173	212,948	7,594	-	215,527	107,460	(**)	105,608		37,815	23,958	23,958	12,302	11,739	11,739
Patrimonio Autónomo San Pedro Etapa I	-	-	-	-	-	-		-		2,692	1,670	1,670	852	818	818
Patrimonio Autónomo Centro Comercial	3,070	127,364	3,482	-	126,952	64,005	(**)	62,206		19,393	12,912	12,912	6,610	6,327	6,327
Patrimonio Autónomo Iwana	43	5,223	364	-	4,902	2,659	(**)	2,402		399	(156)	(156)	(110)	(76)	(76)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	10,545	296,899	10,455	-	296,989	267,290		29,699		68,414	30,923	30,923	27,831	3,092	3,092
Patrimonio Autónomo Viva Laureles	2,720	98,794	3,794	-	97,720	78,176		19,544		22,795	15,013	15,013	12,011	3,003	3,003
Patrimonio Autónomo Viva Palmas	1,207	31,415	2,036	-	30,586	15,599		14,987		5,357	1,655	1,655	844	811	811
Eliminations and other NCI								5,876						221,862	527
Total								1,327,000						186,430	182.457
At December 31, 2023
Grupo Disco del Uruguay S.A.	523,351	986,455	579,104	77,686	853,016	1,701,505	(*)	117,381	(*)	2,640,891	191,219	(5,481)	130,621	66,078	60,597
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	6,728	(**)	6,401		29,617	8,317	8,317	4,200	4,075	4,075
Patrimonio Autónomo Viva Malls	101,256	1,827,163	64,308	-	1,864,111	1,022,196	(**)	913,414		242,095	189,425	189,425	105,531	92,818	92,818
Patrimonio Autónomo Viva Sincelejo	2,792	74,919	1,563	-	76,148	38,835		37,313		10,450	3,013	3,013	1,537	1,476	1,476
Patrimonio Autónomo Viva Villavicencio	12,264	215,152	6,906	-	220,510	109,918	(**)	108,050		33,947	20,675	20,675	10,628	10,131	10,131
Patrimonio Autónomo San Pedro Etapa I	676	30,666	1,002	-	30,340	15,473		14,867		5,710	3,666	3,666	1,870	1,796	1,796
Patrimonio Autónomo Centro Comercial	1,699	100,760	2,517	-	99,942	50,205	(**)	48,972		15,569	10,012	10,012	5,132	4,906	4,906
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	2,814	(**)	2,522		364	(182)	(182)	(112)	(89)	(89)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,480	304,465	10,729	-	306,216	275,595		30,621		65,116	28,299	28,299	25,469	2,830	2,830
Patrimonio Autónomo Viva Laureles	3,202	100,763	3,368	-	100,597	80,478		20,119		21,273	13,434	13,434	10,747	2,687	2,687
Patrimonio Autónomo Viva Palmas	1,183	32,034	2,631	-	30,586	15,599		14,987		4,952	1,088	1,088	555	533	533
Eliminations and other NCI								6,485						5,861	416
Total								1,321,132						193.102	182.176

(*)	The controlling interest presented for Grupo Disco Uruguay S.A. includes goodwill. Additionally, the non-controlling interest presented does not include the amounts that are subject to the put option (Note 20).

(**)	Includes intercompany eliminations.

	Cash flows for the year ended December 31, 2024				Cash flows for the year ended December 31, 2023
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco del Uruguay S.A.	226,162	(76,522)	(86,718)	62,922	252,169	(99,545)	(90,701)	61,923
Éxito Viajes y Turismo S.A.S.	4,513	(43)	(7,083)	(2,613)	(1,290)	(112)	(3,024)	(4,426)
Patrimonio Autónomo Viva Malls	184,832	50,208	(290,658)	(55,618)	161,157	12,995	(157,050)	17,102
Patrimonio Autónomo Viva Sincelejo	6,099	(641)	(6,098)	(640)	5,740	(1,332)	(5,265)	(857)
Patrimonio Autónomo Viva Villavicencio	33,542	(5,056)	(28,953)	(467)	22,130	(11,127)	(8,971)	2,032
Patrimonio Autónomo San Pedro Etapa I	2,078	(1,609)	(814)	(345)	4,508	-	(4,818)	(310)
Patrimonio Autónomo Centro Comercial	16,184	1,607	(16,695)	1,096	13,519	(17)	(14,431)	(929)
Patrimonio Autónomo Iwana	92	-	(84)	8	148	-	(189)	(41)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	39,088	(998)	(39,040)	(950)	37,094	(4,571)	(32,301)	222
Patrimonio Autónomo Viva Laureles	(4)	-	-	(4)	16,081	(1,259)	(14,706)	116
Patrimonio Autónomo Viva Palmas	2,494	(65)	(2,244)	185	2,335	(593)	(1,625)	117

Note 1.3. Restrictions on the transfer of funds

At December 31, 2024 and 2023, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value and for non-current assets and groups of assets held for disposal, measured at the lower of their carrying amount or their fair value less costs to sell.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ‘s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	Year ended December 31,
	2024	2023	2024	2023
US Dollar	4,409.15	3,822.05	4,071.35	4,325.05
Uruguayan peso	100.98	97.90	101.25	111.36
Argentine peso	4.28	4.73	4.46	16.82
Euro	4,565.71	4,222.05	4,403.73	4,675.64

(*)	Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying consolidated financial statements at December 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2023, which are duly disclosed in the consolidated financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 4.1.

The adoption of the new standards in force as of January 1, 2024 mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

The significant accounting policies applied in the preparation of the consolidated financial statements are the following:

Accounting estimates, judgments and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in subsequent periods.

In the process of applying the Exito Group’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),

-	The estimation of expected credit losses on trade receivables (Note 8),

-	The estimation of useful lives of property, plant and equipment, investment property and intangible assets (Notes 13, 14 and 16),

-	Assumptions used to assess the recoverable amount of financial and non-financial assets and define the indicators of impairment of financial and non-financial assets (Note 34)

-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),

-	The estimation of the discount rate, fixed payments, lease terms, changes in indices or rates used to measure lease liabilities (Note 15),

-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21),

-	The assumptions used to estimate customer loyalty programs, (Note 26),

-	The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 22 and 36),

-	The estimation of future taxable profits to recognize deferred tax assets (Note 24) and,

-	Determination of control (Note 3) and joint control (Note 18) over investees (Note 17).

These estimates have been made based on the best available information regarding the facts analyzed as of the date of preparation of the consolidated financial statements. This information may lead to future modifications due to possible situations that may occur and would require recognition on a prospective basis. This would be treated as a change in an accounting estimate in the future financial statements.

Classification between current or non-current

Exito Group presents assets and liabilities in the statement of financial position based on current and nom current classification.

An asset is current when:

-	It expects to realise the asset within twelve months after the reporting period,

-	It expects to realise the asset, or intends to sell or consume it, in its normal operating cycle

-	It holds the asset primarily for the purpose of trading,

-	The asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted,

-	All other assets are classified as non-current.

A liability is current when:

-	The liability is due to be settled within twelve months after the reporting period,

-	It expects to settle the liability in its normal operating cycle,

-	it holds the liability primarily for the purpose of trading,

-	it does not have the right at the end of the reporting

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation of statement of profit or loss

Exito Group’s consolidated financial statements are disaggregated and classified expenses according to their function as part of cost of sales. The notes to the financial statements disclose the nature of costs and expenses, as well as the details of depreciation and amortization expenses and employee benefits expenses.

Presentation and functional currency

Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Exito S.A.’s functional currency. For each entity, Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2024 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting periods. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach.

The movement of the price index is reflected during the current and previous period in a separate line within the variations of the main components of the statement of financial position. Grupo Éxito considers the effects of restatement in equity in the variations due to hyperinflation and other components of equity.

Foreign operations

The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos. Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates:

-	Assets and liabilities are translated into Colombian pesos at the period closing exchange rate,

-	Income-related items are translated into Colombian pesos using the period’s average exchange rate,

-	Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate (*).

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(*)	Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international “spot rate”, as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Éxito Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in joint ventures are accounted for using the equity method.

Under the equity method, investment in joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in Exito Group’s share of net assets of the joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the joint venture are prepared for the same reporting period as Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of Éxito Group.

Unrealized gains or losses from transactions between Éxito Group and joint ventures are eliminated in the proportion of Éxito Group’s interest in such entities upon application of the equity method.

After application of the equity method, Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, Éxito Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within “Share of profit of a joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over a joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Regarding transactions not involving a significant loss of influence over joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest on the property.

Wherever the share of the losses of a joint venture equal to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in this joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Impairment test is described on impairment of assets note.

Put options on the holders of non-controlling interests

Under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary. There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

As such Exito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Exito Group does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

-	Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;

-	The NCI is de-recognized as if it were acquired at that date; and,

-	A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control and accounted for in equity (see Note 20).

IASB is considering the accounting for written puts on NCI as part of its ongoing project on Financial Instruments with Characteristics of Equity. There may be changes in the accounting going forward pending resolution of the standard setting project.

Intangible assets

Intangible assets acquired separately are initially recognized at cost, subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

Internally generated trademarks are not recognized in the statement of financial position, the disbursements related to these brands are recognized directly in the results of the period.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Fleet and transportation equipment	From 5 to 20 years
Other property, plant and equipment	From 10 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

This category includes the shopping malls and other property owned by Éxito Group.

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Leases

Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

Éxito Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. Éxito Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

Éxito Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Éxito Group and payments of penalties for terminating the lease, if the lease term reflects Éxito Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The period for calculating the lease liability is the one agreed in the lease contract.

Éxito Group as a lessor

Leases in which Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are less than 604 current legal monthly minimum wages or 14,590 UVT (Tax Value Unit), such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Impairment of non-financial assets

Éxito Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Éxito Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

For the purposes of assessing impairment losses, assets are grouped at the cash-generating unit level and their recoverable value is estimated.

The recoverable amount is the higher of the fair value less the costs of selling the cash-generating unit or groups of cash-generating units and its value in use. This recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent of the cash flows from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.

-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.

-	The cash flows and terminal value are discounted to present value, using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, Éxito Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store.

Inventories are measured using the weighted average cost method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

−	Fair value through profit or loss,

−	Amortized cost, and

−	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito Group made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when Éxito Group becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

-	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,

-	Highly liquid investments,

-	Readily convertible into a known amount of cash, and

-	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group’s cash management system.

Derivative financial instruments

Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Exito Group actually hedges and the quantity of the hedging instrument that Exito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	Exito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2024 and 2023, Exito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Exito S.A.’s reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

Retirement pension plan: Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

Exito Group is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

Retroactive severance pay plan: Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit (present value).

During the years ended December 31, 2024, and 2023 there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. Éxito Group has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions, contingent assets, and liabilities

Exito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of Éxito Group; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead, they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

Taxes

Taxes include the following:

Colombia:

-	Income tax,

-	Real estate tax, and

-	Industry and trade tax.

Argentina:

-	Income tax,

-	Province taxes,

-	Tax on personal property - substitute responsible party, and

-	Municipal trade and industry tax.

Uruguay:

-	Income tax IRIC: (Impuesto a las Rentas de Industria y Comercio, in Spanish),

-	Tax on equity,

-	Real property tax,

-	Industry and trade tax,

-	Tax on Control of Stock Corporations ICOSA (Impuesto de Control a las Sociedades Anónimas, in Spanish),

-	National tax on wine production (INAVI), and

-	Tax on the Disposal or Transfer of Agricultural and Livestock Assets IMEBA (Impuesto a la Enajenación de Bienes Agropecuarios, in Spanish).

Current income tax

Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

Exito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such Deferred tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when Éxito Group acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, Exito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to Éxito Group, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito Group and held as treasury shares.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Note 4.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the weighted average cost method.

The weighted average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the weighted average cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on profit per share and profit for the year ended December 31, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	December 31, 2024		December 31, 2023
	Loss per share (expressed in Colombian pesos	Net Loss	Loss per share (expressed in Colombian Pesos	Net Loss	Inventories	Cost of Sales	Equity Method
Adjustment	(20.11)	(26,106)	(4.41)	(5,727)	11,534	(7,678)	(5,445)
Percentage	11.00%	11.00%	1.86%	1.86%	0.59%	0.26%	10.79%

Note 5. Regulatory changes

Note 5.1. Standards and interpretations issued by International Accounting Standards Board - IASB applicable to the Company.

Standard	Description	Impact
Amendment to IAS 1 – Non-current liabilities with agreed terms

This Amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information that entities provide about long-term debt with covenants by enabling investors to understand the risk that exists about early repayment of the debt.

IAS 1 requires an entity to classify debt as non-current only if the enterprise can avoid settling the debt within 12 months of the reporting date. However, an entity’s ability to do so is often subject to compliance with covenants. For example, an entity might have long-term debt that could be repayable within 12 months if the enterprise fails to comply with the covenants in that 12-month period. The amendment requires an entity to disclose information about these covenants in the notes to the financial statements.

This amendment had no impact on the financial statements.

Amendment to IFRS 16 – Sale and leaseback transactions.

This Amendment, which amends IFRS 16 – Leases, addresses the subsequent measurement that an entity should apply when it sells an asset and subsequently leases that same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale and leaseback transaction at the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

This amendment has no impact on the financial statements.

Amendment to IAS 7 and IFRS 7 – Supplier financing arrangements.

This Amendment, which amends IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, aims to improve disclosures about supplier financing arrangements by enabling users of financial statements to assess the effects of such arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Amendment requires disclosure of the amount of liabilities that are part of the arrangements, a breakdown of the amounts for which suppliers have already received payment from the financing providers, and an indication of where the liabilities are located on the balance sheet; the terms and conditions; ranges of payment due dates; and liquidity risk information.

Supplier financing arrangements are characterised by one or more financing providers offering to pay amounts owed by an entity to its suppliers in accordance with the terms and conditions agreed between the entity and its supplier.

This amendment has no impact on the financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective.

Standard	Description	Impact
Amendment to IAS 21 – Lack of convertibility.

This Amendment, which amends IAS 21 – Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not interchangeable with another currency, indicating the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will help investors by addressing an issue not previously covered in the accounting requirements for the effects of changes in foreign exchange rates.

It is estimated that there will be no significant impacts from the application of this amendment.

IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

It aims to help investors analyze companies’ financial performance by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improving comparability of the income statement: There is currently no specific structure for the income statement. Companies choose the subtotals they want to include, reporting an operating result, but the way it is calculated varies from company to company, which reduces comparability. The standard introduces three defined categories of income and expenses (operating, investing and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals.

b. Increased transparency of management-defined performance measures: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to subtotals on the income statement. The standard requires companies to disclose explanations for specific measures related to the income statement, called management-defined performance measures.

c. More useful grouping of information in financial statements: Investors’ analysis of results is hampered if the information disclosed is too summarized or detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the main financial statements or in the notes.

It is estimated that there will be no significant impact on the application of this IFRS.

Standard	Description	Impact
IFRS 19 - Subsidiaries without public accountability: Disclosures

It simplifies reporting systems and processes for companies, reducing the costs of preparing financial statements for subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often have two sets of accounting records because the requirements of these Standards differ from those of IFRS Accounting Standards.

This standard will address these challenges by:

- Allowing subsidiaries to have a single set of accounting records to meet the needs of both their parent and users of their financial statements.

- Reducing disclosure requirements and tailoring them to the needs of users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. It is not publicly accountable (generally speaking, it is not publicly traded and is not a financial institution); and

b. The subsidiary’s intermediate or ultimate parent produces consolidated financial statements that are available for public use and that comply with IFRS Accounting Standards.

It is estimated that there will be no significant impact on the application of this IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social and corporate governance and similar characteristics. Based on the characteristics of contractual cash flows, there is confusion as to whether these assets are measured at amortized cost or fair value.

With these amendments, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent characteristics; for example, aspects linked to environmental, social and corporate governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The amendments clarify the date on which a financial asset or liability is derecognized.

The IASB also developed an accounting policy that allows a financial liability to be derecognized before cash is delivered on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop or cancel payment instructions; (b) the entity does not have the ability to access the cash to be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that there will be no significant impacts from the application of these amendments.

Standard	Description	Impact
Annual improvements to IFRS accounting standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows.

The amendments issued include clarifications, precisions regarding cross-referencing of standards and obsolete referencing, changes in normative exemplifications and changes in certain wordings of some paragraphs; the above is intended to improve the comprehensibility of said standards and avoid ambiguities in their interpretation.

It is estimated that there will be no significant impacts from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts that refer to nature-dependent electricity

In this amendment, the IASB makes some changes to the disclosures that must be made by companies that use nature-dependent electricity contracts as hedging instruments.

Among the most relevant aspects of this amendment are:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that allow investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that there will be no significant impacts from the application of these amendments.

IFRS S1 - General requirements for disclosure of financial information related to sustainability

The objective of IFRS S1 – General requirements for sustainability-related financial reporting is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects”. The information is expected to be useful to the primary users of general-purpose financial reporting when making decisions related to providing resources to the entity.

Management is currently assessing the impacts of applying this IFRS.

IFRS S2 - Climate-related disclosures	The objective of IFRS S2 – Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term (collectively referred to as “climate information”). The information is expected to be useful to primary users of general-purpose financial reports when making decisions related to the provision of resources to the entity.	Management is currently assessing the impacts of applying this IFRS.

Note 6. Relevant facts

Change in controlling entity.

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Delisting of ADSs (American Depositary Shares)

On December 30, 2024, Form 25 was filed with the U.S. Securities and Exchange Commission (SEC) declaring the Company’s intention to delist the Company’s ADSs from the New York Stock Exchange (“NYSE”). The delisting of the shares is expected to be effective ten calendar days after this filing, and the last trading day of the ADSs on the NYSE is expected to be January 9, 2025.

January 8, 2025 was the last trading day of the ADSs on the New York Stock Exchange (“NYSE”). The Company also notified its depositary JPMorgan Chase Bank N.A. of the termination of the ADS program which was effective on January 21, 2025, and accordingly the last trading day of the Company’s ADSs was January 17, 2025.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,
	2024	2023
Cash at banks and on hand	1,153,057	1,477,368
Term deposit certificates (1)	156,469	7,244
Bonds	17,784	-
High liquidity funds (2)	16,954	22,266
Funds	1,434	1,318
Other cash equivalents	12	9
Total cash and cash equivalents	1,345,710	1,508,205

(1)	The balance corresponds to National Tax Refund bonds amounting $88,721, Fixed-term deposits $38,627, Treasury bonds (TES) $15,480 and Investment in Certificates of Deposits (CDT) $13,641.

(2)	The balance is as follows:

	As at December 31,
	2024	2023
Fiducolombia S.A.	13,820	18,549
Corredores Davivienda S.A.	1,984	172
Fondo de Inversión Colectiva Abierta Occirenta	604	167
BBVA Asset S.A.	233	165
Fiduciaria Bogota S.A.	188	2,600
Credicorp Capital	125	613
Total high liquidity funds	16,954	22,266

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation.

At December 31, 2024, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $30,799 (December 31, 2023 - $45,852), which were recognized as financial income as detailed in Note 32.

At December 31, 2024 and 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	As at December 31,
	2024	2023
Trade receivables (Note 8.1.)	467,400	466,087
Other account receivables (Note 8.2.)	202,758	251,182
Total trade receivables and other account receivables	670,158	717,269
Current	659,699	704,931
Non-Current	10,459	12,338

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	As at December 31,
	2024	2023
Trade accounts	419,384	391,552
Rentals and dealers	42,741	41,122
Sale of real-estate project inventories (1)	10,800	39,277
Employee funds and lending	4,626	3,799
Allowance for expected credit loss	(10,151)	(9,663)
Trade receivables	467,400	466,087

(1)	The decrease corresponds to the sale of the Montevideo real estate project, which was paid for in October by Constructora Bolivar and Crusezar.

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivables are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $10,529 ($5,377 - expense for the period ended December 31, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	22,882
Additions	23,387
Reversal of allowance for expected credit losses (Note 31)	(18,010)
Write-off of receivables	(12,333)
Effect of exchange difference from translation into presentation currency	(6,263)
Balance at December 31, 2023	9,663
Additions	39,514
Reversal of allowance for expected credit losses (Note 31)	(28,985)
Write-off of receivables	(9,862)
Effect of exchange difference from translation into presentation currency	(179)
Balance at December 31, 2024	10,151

Note 8.2. Other receivables

The balance of other account receivables is shown below:

	As at December 31,
	2024	2023
Business agreements (1)	77,190	123,932
Loans or advances to employees	34,894	33,142
Recoverable taxes (2)	29,294	51,340
Money remittances	8,857	18,892
Long-term receivable	3,405	3,598
Maintenance fees	2,711	2,649
Money transfer services	1,575	653
Sale of fixed assets, intangible assets and other assets	389	141
Other (3)	44,443	16,835
Total other account receivables	202,758	251,182

(1)	The variation is mainly due to a decrease in the account receivable from Caja de Compensación Familiar Cafam related to family subsidies amounting to $19,887. Additionally, there was a reduction in the account receivable for agreements with companies providing benefits to their members amounting to $9,663.

(2)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

(3)	It mainly corresponds to accounts receivable for embargoes and administration fees for shopping centers.

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2024	680,309	630,243	4,105	2,255	43,706
December 31, 2023	726,932	686,325	7,665	2,138	30,804

Note 9. Prepayments

The balance of the advance payments is as follows:

	As at December 31,
	2024	2023
Insurance	18,479	23,457
Lease payments (1)	12,441	6,705
Maintenance	7,040	2,739
Advertising	1,968	5,770
Other prepayments	4,936	7,660
Total prepayments	44,864	46,331
Current	33,654	41,515
Non-current	11,210	4,816

(1)	Corresponds to the leases paid in advance of the following real estate:

	December 31, 2024	December 31, 2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	2,856	3,583
Proyecto Arábica	36	36
Various shops	2,445	3,086
Total leases	12,441	6,705

Note 10. Related parties

As mentioned in the control´s change in Note 6, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services o compensations. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from services, as well as to costs and expenses related to services received.

As mentioned in Note 1, at December 31, 2024, the controlling entity of Almacenes Éxito S.A. is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31
	2024	2023
Joint ventures (1)	55,813	67,355
Other related parties	6	-
Casino Group companies (2)	-	4,604
Total	55,819	71,959

(1)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	39,382	50,298
Yield on bonus, coupons and energy	9,927	8,464
Lease of real estate	4,271	4,176
Services	629	1,370
Total	54,209	64,308

Puntos Colombia S.A.S.
Services	939	2,539

Sara ANV S.A.
Employee salary recovery	665	508

Total	55,813	67,355

(2)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	Year ended December 31,
	2024	2023
Relevanc Colombia S.A.S. (a)	-	3,204
International Retail Trade and Services IG	-	922
Casino International	-	392
Casino Services	-	46
Distribution Casino France	-	40
Total	-	4,604

(a)	It corresponds to participation in collaboration agreements of Éxito Media.

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2024	2023
Joint ventures (1)	120,770	117,430
Key management personnel (2)	81,602	86,617
Members of the Board	513	2,837
Controlling entity	-	13,945
Casino Group companies (3)	-	10,036
Total cost and expenses	202,885	230,865

(1)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	11,090	13,667

Puntos Colombia S.A.S.
Cost of customer loyalty program	109,680	103,763

Total	120,770	117,430

(2)	Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	As at December 31,
	2024	2023
Short-term employee benefits	80,522	83,147
Post-employment benefits	1,080	1,264
Termination benefits	-	2,206
Total	81,602	86,617

(3)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Year ended December 31,
	2024	2023
Distribution Casino France	-	4,001
Euris	-	1,814
International Retail and Trade Services IG.	-	1,754
Casino Services	-	1,263
Relevanc Colombia S.A.S.	-	607
Companhia Brasileira de Distribuição S.A. - CBD	-	586
Cdiscount S.A.	-	11
Total	-	10,036

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	As at December 31,		As at December 31,
	2024	2023	2024	2023
Joint ventures (1)	37,664	44,634	52,500	37,664
Other related parties	6	-	-	6
Casino Group companies (2)	-	5,945	-	-
Controlling entity	-	1,566	-	-
Total	37,670	52,145	52,500	37,670
Current	37,670	52,145	-	37,670
Non-current	-	-	52,500	-

(1)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	As at December 31
	2024	2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	3,350	4,697
Other services	1,301	1,784
Total	4,651	6,481

Puntos Colombia S.A.S.
Redemption of points	32,960	37,926

Sara ANV S.A.
Other services	53	227

Total	37,664	44,634

-	Other non-financial assets:

The amount of $52,500 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	As at December 31,
	2024	2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
International Retail and Trade Services	-	810
Casino Services	-	7
Total Casino Group companies	-	5,945

Note 10.4. Payables to related parties

The balance of payables to related parties is shown below:

	As at December 31,
	2024	2023
Joint ventures (1)	43,757	44,032
Controlling entity	-	10,581
Casino Group companies (2)	-	1,004
Total	43,757	55,617

(1)	The balance of payables by each joint venture is as follows:

	As at December 31,
	2024	2023
Puntos Colombia S.A.S (a)	43,725	43,986
Compañía de Financiamiento Tuya S.A.	32	44
Sara ANV S.A.	-	2
Total	43,757	44,032

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	As at December 31,
	2024	2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Other	-	28
Total	-	1,004

Note 10.5. Other financial liabilities with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	As at December 31,
	2024	2023
Joint ventures (1)	11,973	26,515

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	As at December 31,
	2024	2023
Inventories, net (1)	2,700,309	2,352,735
Inventories in transit	42,892	22,312
Raw materials	42,090	28,367
Real estate project inventories (2)	16,941	18,003
Materials, spares, accessories and consumable packaging	16,542	15,884
Production in process	12	102
Total inventories, net	2,818,786	2,437,403

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	13,150
Loss recognized during the period (Note 11.2.)	2,313
Loss reversal (Note 11.2.)	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	14,084
Loss reversal (Note 11.2.)	(2,433)
Effect of exchange difference from translation into presentation currency	(120)
Balance at December 31, 2024	31,114

(2)	For 2024, it corresponds to the López de Galarza real estate project for $- (December 31, 2023 - $776), the Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), and the Éxito La Colina real estate project for $2,132.

At December 31, 2024 and 2023, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2024	2023
Cost of goods sold (1)	18,391,858	17,578,059
Trade discounts and purchase rebates	(3,008,622)	(2,779,271)
Logistics costs (2)	671,567	625,289
Damage and loss	281,047	263,052
Allowance for inventory losses, net (Note 11.1)	11,651	8,915
Total cost of sales	16,347,501	15,696,044

(1)	The annual period ended December 31, 2024 includes $29,713 of depreciation and amortization cost (December 31, 2023 - $29,095).

(2)	The detail is shown below:

	Year ended December 31,
	2024	2023
Employee benefits	370,434	341,838
Services	192,491	180,924
Depreciations and amortizations	80,687	76,279
Upload and download operators	6,100	6,013
Maintenance and repair	6,011	6,513
Packaging and marking material	5,965	5,925
Leases	5,132	4,450
Fuels	3,123	1,737
Insurance	685	743
Other minors	939	867
Total logistic cost	671,567	625,289

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31,
	2024	2023
Financial assets measured at fair value through other comprehensive income (1)	14,739	23,964
Derivative financial instruments (2)	4,469	-
Financial assets measured at fair value through profit or loss	458	546
Financial assets measured at amortized cost (3)	-	578
Derivative financial instruments designated as hedge instruments (4)	-	2,378
Total financial assets	19,666	27,466
Current	4,525	2,452
Non-current	15,141	25,014

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2024	December 31, 2023
Bond investments	13,302	13,288
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Cnova N.V. (a)	-	9,222
Total financial assets measured at fair value through other comprehensive income	14,739	23,964

(a)	Minority shareholders in Cnova N.V. are required by court order to transfer their shares to Casino at a non-significant price agreed by the Court, which results in a 100% impairment of the investment.

(2)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The detail of maturities of these instruments at December 31, 2024 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(3)	Financial assets measured at amortized cost represented:

	As at December 31,
	2024	2023
National Treasury bonds	-	578
Term deposit	-	-
Total financial assets measured at amortized cost	-	578

(4)	Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Fair value
Forward	Interest rate	Loans and borrowings	IBR 3M	9.0120%	120,916	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2024 and 2023, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $55 (December 31, 2023- $74), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired on December 31, 2024 and 2023.

Note 13. Property, plant and equipment, net

The net balance of property, plant and equipment is shown below:

	As at December 31,
	2024	2023
Land	1,297,769	1,145,625
Buildings	2,356,882	2,149,905
Machinery and equipment	1,286,429	1,204,968
Furniture and fixtures	821,603	751,496
Assets under construction	52,703	48,456
Installations	221,036	183,485
Improvements to third-party properties	799,085	768,322
Vehicles	31,973	23,148
Computers	429,005	389,756
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	7,296,774	6,665,450
Accumulated depreciation	(3,024,319)	(2,590,675)
Impairment	(10,830)	(5,010)
Total property, plant and equipment, net	4,261,625	4,069,765

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and Equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	50,214	21,262	115,439	42,183	93,990	3,407	28,693	602	30,198	-	385,988
Acquisitions through business combinations (Note 17.1)	1,752	22	471	224	-	2,558	1,102	79	294	-	6,502
Increase (Decrease) from movements between property, plant and equipment accounts	-	24,387	6,781	(12,265)	(81,069)	23,227	38,153	292	494	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	(1,752)	(914)	(28,871)	(9,283)	(2,827)	(1,928)	(5,718)	(2,361)	(6,672)	(15,761)	(76,087)
Effect of exchange differences on translation into presentation Currency	(283,161)	(377,852)	(71,010)	(73,422)	(10,974)	(40,876)	(69,465)	(11,218)	(58,727)	-	(996,705)
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(4)	4,320	(14,374)	(4,067)	(564)	-	(736)	260	(3,091)	-	(18,256)
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	102,218	132,251	20,223	18,504	(60)	-	-	6,782	21,039	-	300,957
Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	1,847	2,999	62,431	46,411	70,599	4,325	12,625	258	13,364	-	214,859
Increase (Decrease) from movements between property, plant and equipment accounts	-	6,017	18,715	6,268	(85,315)	28,995	25,170	-	150	-	-
Disposals and derecognition	(152)	(48)	(24,548)	(6,685)	(911)	(1,447)	(16,173)	(307)	(4,927)	-	(55,198)
Effect of exchange differences on translation into presentation Currency	(6,199)	(7,664)	1,331	2,052	1,000	5,678	9,587	(908)	(1,251)	-	3,626
(Decrease) by transfer from other balance sheet accounts – intangibles	-	-	-	-	(858)	-	-	-	-	-	(858)
Increase by transfer from other balance sheet accounts – investment property.	-	12	-	-	-	-	-	-	-	-	12
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	-	(9,034)
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(6,920)	(5,831)	(142)	-	(446)	-	(901)	-	(14,240)
Increase by transfer from Assets held for sale	70	102	-	-	-	-	-	-	-	-	172
Hyperinflation adjustments	159,338	211,826	30,459	27,892	19,874	-	-	9,782	32,814	-	491,985
Balance at December 31, 2024	1,297,769	2,356,882	1,286,429	821,603	52,703	221,036	799,085	31,973	429,005	289	7,296,774

Accumulated depreciation	Land	Buildings	Machinery And equipment	Furniture And fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		52,150	93,592	63,005		11,766	39,744	1,776	37,523	591	300,147
Depreciation through business combinations (Note 17.1)		11	161	142		1,126	35	45	270	-	1,790
Disposals and derecognition		(193)	(21,564)	(7,723)		(1,064)	(3,346)	(2,232)	(6,008)	(6,960)	(49,090)
Effect of exchange differences on translation into presentation Currency		(135,310)	(53,416)	(58,064)		(23,856)	(25,847)	(9,583)	(52,714)	-	(358,790)
(Decreases) by transfer (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	-	(660)
Other		1,319	(21)	-		-	-	(192)	299	-	1,405
Hyperinflation adjustments		53,363	16,071	13,417		-	-	5,312	19,714	-	107,877
Balance at December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675
Depreciation		52,480	91,606	56,348		12,315	40,269	1,257	37,833	-	292,108
Disposals and derecognition		(44)	(19,273)	(4,864)		(911)	(11,375)	(302)	(4,913)	-	(41,682)
Effect of exchange differences on translation into presentation Currency		(3,973)	657	2,273		3,287	3,492	(688)	(1,217)	-	3,831
(Decreases) by transfer (to) other balance sheet accounts – inventories		(1,977)	(1)	-		-	-	-	-	-	(1,978)
Hyperinflation adjustments		91,693	26,036	22,175		-	-	8,395	33,066	-	181,365
Balance at December 31, 2024		713,606	801,441	628,114		120,286	405,383	26,582	328,903	4	3,024,319

Impairment
Balance at December 31, 2022	-	110	-	-	-		4,326	-	-	-	4,436
Impairment losses	-	-	-	-	-		2,903	-	-	-	2,903
Reversal of Impairment losses	-	-	-	-	-		(1,188)	-	-	-	(1,188)
Impairment derecognition	-	(110)	-	-	-		-	-	-	-	(110)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-		(1,031)	-	-	-	(1,031)
Balance at December 31, 2023	-	-	-	-	-		5,010	-	-	-	5,010
Impairment losses	-	-	-	-	-		6,534	-	-	-	6,534
(Reversal) of Impairment losses	-	-	-	-	-		(856)	-	-	-	(856)
Impairment derecognition	-	-	-	-	-		-	-	-	-	-
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-		142	-	-	-	142
Balance at December 31, 2024	-	-	-	-	-		10,830	-	-	-	10,830

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2024, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2024, property, plant and equipment have no residual value that affects depreciable amount.

At December 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Information about impairment testing is disclosed in Note 34.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Year ended December 31,
	2024	2023
Additions	214,859	385,988
Additions to trade payables for deferred purchases of property, plant and equipment	(302,960)	(427,568)
Payments for deferred purchases of property, plant and equipment	372,770	474,297
Acquisition of property, plant and equipment in cash	284,669	432,717

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value of operating lease contracts or future appreciation of their price.

The net balance of investment properties is shown below:

	As at December 31,
	2024	2023
Land	286,701	263,172
Buildings	1,952,221	1,671,190
Constructions in progress	18,012	22,613
Total cost of investment properties	2,256,934	1,956,975
Accumulated depreciation	(420,651)	(295,673)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,828,326	1,653,345

The movement of the cost of investment properties and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	16,280	40,408	56,688
Increase from transfers from property, plant and equipment	-	16,184	(15,839)	345
Increase (decrease) from movements between investment properties accounts	-	109,846	(109,846)	-
Effect of exchange differences on the translation into presentation currency	(47,548)	(386,052)	(972)	(434,572)
(Decrease) from transfers (to) other balance sheet accounts – inventories (1)	(17,227)	-	-	(17,227)
Hyperinflation adjustments	15,553	175,278	446	191,277
Other	(5)	(4,536)	(1,147)	(5,688)
Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	2,978	29,454	32,432
Disposals and derecognition	(286)	-	(580)	(866)
(Decrease) from transfers (to) property, plant and equipment	-	-	(12)	(12)
Increase (decrease) from movements between investment properties accounts	-	34,085	(34,085)	-
Effect of exchange differences on the translation into presentation currency	(433)	(22,781)	(61)	(23,275)
Hyperinflation adjustments	24,248	266,749	683	291,680
Balance at December 31, 2024	286,701	1,952,221	18,012	2,256,934

Accumulated depreciation	Buildings
Balance at December 31, 2022	317,665
Depreciation expenses	31,389
Effect of exchange differences on the translation into presentation currency	(107,033)
Hyperinflation adjustments	54,835
Other	(1,183)
Balance at December 31, 2023	295,673
Depreciation expenses	34,068
Effect of exchange differences on the translation into presentation currency	(6,843)
Hyperinflation adjustments	97,753
Balance at December 31, 2024	420,651

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 11.1).

At December 31, 2024 and 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2024 and 2023, the Exito Group is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

Information about impairment testing is disclosed in Note 34.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2024 and 2023 the results at the Exito Group from the use of the investment property are as follows:

	Year ended December 31,
	2024	2023
Lease rental income	434,700	375,832
Operating expense related to leased investment properties	(7,168)	(86,130)
Operating expense related to investment properties that are not leased	(105,542)	(41,857)
Net gain from investment property	321,990	247,845

Note 15. Leases

Note 15.1 Right of use asset, net

The net balance of right of use asset is shown below:

	As at December 31,
	2024	2023
Right of use asset	3,626,895	2,980,106
Accumulated depreciation	(1,883,078)	(1,612,996)
Impairment	(15,465)	(5,857)
Total right of use asset, net	1,728,352	1,361,253

The movement of right of use asset, depreciation and impairment loss thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,826,607
Increase from new contracts	63,642
Increases from new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	185,514
Derecognition, reversal and disposal (2)	(43,423)
Hyperinflation adjustments	(693)
Effect of exchange differences on the translation into presentation currency	(98,456)
Other changes	45,095
Balance at December 31, 2023	2,980,106
Increase from new contracts	86,295
Remeasurements from existing contracts (1)	598,087
Derecognition, reversal and disposal (2)	(48,752)
Hyperinflation adjustments	(529)
Effect of exchange differences on the translation into presentation currency	11,688
Balance at December 31, 2024	3,626,895
Accumulated depreciation
Balance at December 31, 2022	1,377,029
Depreciation	280,239
Derecognition and disposal (2)	(28,806)
Hyperinflation adjustments	(90)
Effect of exchange differences on the translation into presentation currency	(50,625)
Other changes	35,249
Balance at December 31, 2023	1,612,996
Depreciation	312,854
(Decreases) from new measurements	(663)
Derecognition and disposal (2)	(48,752)
Hyperinflation adjustments	(215)
Effect of exchange differences on the translation into presentation currency	6,858
Balance at December 31, 2024	1,883,078
Impairment
Balance at December 31, 2022	6,109
Impairment loss	1,038
Effect of exchange differences on the translation into presentation currency	(1,290)
Balance at December 31, 2023	5,857
Impairment loss	9,465
Derecognition and disposal (2)	(15)
Effect of exchange differences on the translation into presentation currency	158
Balance at December 31, 2024	15,465

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2024	2023
Buildings	3,600,071	2,948,056
Vehicles	14,711	18,950
Lands	12,113	7,540
Equipment	-	5,560
Total	3,626,895	2,980,106

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2024	2023
Buildings	1,869,479	1,594,867
Vehicles	9,669	8,845
Lands	3,930	4,488
Equipment (a)	-	4,796
Total accumulated depreciation	1,883,078	1,612,996

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2024	2023
Buildings	307,553	273,146
Vehicles	3,918	4,487
Lands	841	728
Equipment	542	1,878
Total depreciation expense	312,854	280,239

Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions or covenants related to these leases.

At December 31, 2024, the average remaining term of lease contracts is 11 years (11.7 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	As at December 31,
	2024	2023
Lease liabilities	1,984,244	1,567,959
Current	299,456	282,180
Non-current	1,684,788	1,285,779

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,655,955
Additions	63,642
Accrued interest (Note 32)	126,167
Remeasurements	185,514
Terminations	(8,365)
Payment of lease liabilities	(272,688)
Interest payments on lease liabilities	(123,711)
Effect of exchange differences on the translation into presentation currency	(58,555)
Balance at December 31, 2023	1,567,959
Additions	86,295
Accrued interest (Note 32)	148,087
Remeasurements	598,750
Terminations	(3,008)
Payment of lease liabilities	(288,888)
Interest payments on lease liabilities	(147,512)
Effect of exchange differences on the translation into presentation currency	22,561
Balance at December 31, 2024	1,984,244

Below are the future lease liability payments at December 31, 2024:

Up to one year (*)	406,060
From 1 to 5 years	1,017,860
More than 5 years	1,087,914
Minimum lease liability payments	2,511,834
Future financing (expenses)	(527,590)
Total minimum net lease liability payments	1,984,244

(*)	This value includes principal and interest.

Note 15.3. Short term leases and leases of low value assets of Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of Exito Group’s property leases and are detailed below:

	Year ended December 31,
	2024	2023
Variable lease payments	54,189	65,042
Short term leases	13,917	5,959
Low value leases	188	173
Total	68,294	71,174

Note 15.4. Operating leases of Éxito Group as a lessor

Exito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2024	2023
Up to one year	318,130	265,057
From 1 to 5 years	385,769	317,010
More than 5 years	226,686	171,528
Total minimum instalments under non-cancellable operating leases	930,585	753,595

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2024 lease rental income was $533,588 (December 31, 2023 - $457,039) mostly comprised of investment property rental income for $434,700 (December 31, 2023 - $375,832). Income from variable lease payments was $125,726 (December 31, 2023 - $113,805).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31,
	2024	2023
Trademarks	302,322	250,879
Computer software	223,864	278,893
Rights	27,471	23,385
Other	156	90
Total cost of other intangible assets	553,813	553,247
Accumulated amortization	(153,099)	(186,878)
Total other intangible assets, net	400,714	366,369

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	25,368	-	134	30,798
Acquisitions through business combinations (Note 17.1)	12,904	29	-	-	12,933
Disposals and derecognition	-	(12,823)	-	-	(12,823)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(100,696)	(6,904)	(3,479)	(104)	(111,183)
Hyperinflation adjustments	33,687	-	2,161	47	35,895
Other minor movements	-	89	-	(134)	(45)
Balance at December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	6	14,730	121	-	14,857
Transfers from other balance sheet accounts – Property, plant, and equipment	-	858	-	-	858
Disposals and derecognition	-	(71,572)	-	-	(71,572)
Effect of exchange differences on the translation into presentation currency	(1,099)	955	(277)	(7)	(428)
Hyperinflation adjustments	52,536	-	4,242	73	56,851
Balance at December 31, 2024	302,322	223,864	27,471	156	553,813

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2022	172,630	1,582	126	174,338
Amortization	30,602	-	146	30,748
Acquisitions through business combinations (Note 17.1)	29	-	-	29
Effect of exchange differences on the translation into presentation currency	(5,564)	(1,306)	(104)	(6,974)
Hyperinflation adjustments	-	1,078	47	1,125
Disposals and derecognition	(12,242)	-	-	(12,242)
Other minor movements	-	-	(146)	(146)
Balance at December 31, 2023	185,455	1,354	69	186,878
Amortization	34,142	235	-	34,377
Effect of exchange differences on the translation into presentation currency	774	(129)	(7)	638
Hyperinflation adjustments	-	2,323	73	2,396
Disposals and derecognition	(71,190)	-	-	(71,190)
Balance at December 31, 2024	149,181	3,783	135	153,099

(1)	The balance of trademarks, is shown below:

			As at December 31,
Operating segment	Brand	Useful life	2024	2023
Uruguay (a)	Miscellaneous	Indefinite	118,634	115,020
Argentina	Libertad	Indefinite	97,255	49,432
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	5,296
Colombia	Finlandek	Indefinite	6	-
			302,322	250,879

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

Information about impairment testing is disclosed in Notes 34.

At December 31, 2024 and 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	As at December 31,
	2024	2023
Spice Investment Mercosur S.A.	1,477,494	1,441,256
Retail trade	1,454,094	1,454,094
Libertad S.A.	366,515	186,289
Total goodwill	3,298,103	3,081,639
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,297,086	3,080,622

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations (Note 17.1.)	20,855	-	20,855
Effect of exchange differences on the translation into presentation currency	(551,489)	-	(551,489)
Hyperinflation adjustments	126,953	-	126,953
Balance at December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	18,475	-	18,475
Hyperinflation adjustments	197,989	-	197,989
Balance at December 31, 2024	3,298,103	(1,017)	3,297,086

Goodwill has indefinite useful life on the grounds of the Exito Group’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2024 and 2023.

Information about impairment testing and fair value are disclosed in Notes 34 and 35.

17.1. Business combinations

Related to business combinations from 2023, at September 30, 2024, Exito Group has completed the process of the allocation of the purchase price and all preliminary amounts have been ascertained and recorded. The consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Fair values at the date of acquisition			Measurement period adjustments			Fair values at December 31,2024
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations from the time of acquisition to December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition (Note 17)	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Goodwill at December 31, 2023	3,355	14,204	775	18,334
Effect of exchange difference	105	446	24	575
Goodwill at December 31, 2024	3,460	14,650	799	18,909

The revenues and profit or loss of this business acquired, corresponding to the period ended at December 31, 2024, included in the consolidated statements of profit or loss at December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Revenues	34,816	24,332	19
Profit (loss) for the period	815	628	(6)

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Exito Group.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		As at December 31,
Company	Classification	2024	2023
Compañía de Financiamiento Tuya S.A.	Joint venture	271,627	220,134
Puntos Colombia S.A.S.	Joint venture	17,691	9,986
Sara ANV S.A.	Joint venture	2,236	2,438
Total investments accounted for using the equity method		291,554	232,558

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

			Primary	Ownership percentage		Number of shares
		Functional	economic	As at December 31,
Company	Country	currency	activity	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Financial	50%	50%	26.031.576.916	15.483.189.879
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.286.00	2.270.00

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	300,021
Capital increases (reduction), net	46,590
Share of income (Note 18.5)	(114,419)
Share in equity movements	366
Balance at December 31, 2023	232,558
Capital increases (reduction), net	131,049
Share of income (Note 18.5)	(71,872)
Share in equity movements	(181)
Balance at December 31, 2024	291,554

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2024:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Puntos Colombia S.A.S.	246,060	34,633	217,958	27,353	35,382	402,889	15,410	-
Sara ANV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Sara ANV S.A.	1,071	452	-	8	-	(378)	-

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from Interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550)	(3,724)
Sara ANV S.A.	1,819	425	-	2	-	(196)	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating It’s own loyalty program, pursuant to which its users earn points when purchasing from its partners, as well as the buying and selling of points. These points are redeemable for products or services available at the Puntos Colombia platform.

Sara ANV S.A.

Joint venture established on June 17, 2023. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2024
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	508,029	50%	271,627	271,627
Puntos Colombia S.A.S.	35,382	50%	17,691	17,691
Sara ANV S.A.	4,471	50%	2,236	2,236

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	405,043	50%	220,134	220,134
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Sara ANV S.A.	4,877	50%	2,438	2,438

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2024, and 2023.

There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 22.

These investments have no restrictions or liens that affect the interest held in them.

Note 18.5. Share of profit in subsidiaries and joint ventures

The share of income in joint ventures that are accounted for using the equity method is as follows:

	Year ended December 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.	(77,757)	(112,524)
Sara ANV S.A.	(1,820)	(367)
Puntos Colombia S.A.S.	7,705	(1,528)
Total	(71,872)	(114,419)

Note 19. Non-cash transactions

During the annual periods ended December 31, 2024 and 2023, the Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	As at December 31,
	2024	2023
Bank loans	1,895,118	815,674
Put option on non-controlling interests (1)	350,776	442,342
Letters of credit	12,555	8,189
Total loans, borrowing and other financial liabilities	2,258,449	1,266,205
Current	1,984,727	1,029,394
Non-current	273,722	236,811

(1)	It represents the liability of the put option on a portion of the non-controlling interest in Grupo Disco Uruguay S.A. Grupo Éxito holds a non-controlling interest of 23.35% in Grupo Disco Uruguay S.A. (30.85% as of December 31, 2023), of which 15.66% (23.16% as of December 31, 2023) is subject to a put option held by non-controlling shareholders. This put option is exercisable by the holders at any time until its expiration on June 30, 2025.The exercise price of the put option is determined as the highest of the following three measures:(i) A fixed price in U.S. dollars as stated in the put option agreement, adjusted at an annual rate of 5%, (ii) A multiple of 6 times the average EBITDA of the last two years, minus Grupo Disco Uruguay S.A.’s net debt at the exercise date, or (iii) A multiple of 12 times the average net income of Grupo Disco Uruguay S.A. over the last two years as of December 31, 2024, the highest of these three measures was the fixed price in U.S. dollars.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the transfer of this put option to Grupo Éxito. Once this transfer was completed, making Grupo Éxito the direct holder of the put option liability, the put-call agreement between Grupo Éxito and Grupo Casino was terminated.

To ensure compliance with the obligation assumed by Grupo Éxito in this transfer, a pledge without displacement was established over the Series B shares of Grupo Disco Uruguay S.A., owned by Spice Investment Mercosur S.A. These shares are listed in share certificate number 1 and represent 25% of the voting capital of Grupo Disco Uruguay S.A.This pledge does not transfer the right to vote or receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S.A. This pledge replaces the one previously granted in past years over the same share certificate.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,024
Changes in the fair value of the put option recognized in equity	(209,557)
Interest accrued	227,525
Increases from business combinations (Note 17.1)	235
Translation difference	(2,146)
Repayments of loans and borrowings	(1,217,881)
Payments of interest on loans and borrowings	(228,579)
Balance at December 31, 2023 (1)	1,266,205
Proceeds from loans and borrowings (2)	1,749,014
Changes in the fair value of the put option recognized in equity	(91,566)
Interest accrued	227,848
Translation difference	911
Repayments of loans and borrowings (3)	(685,084)
Payments of interest on loans and borrowings	(208,879)
Balance at December 31, 2024	2,258,449

(1)	As of December 31, 2023, the balance corresponds to

$108,969 from the bilateral loan agreement signed on March 27, 2020, $136,727 from the bilateral credit agreement signed on June 3, 2020; the renewal of the bilateral credit with three new bilateral loans for $202,663, $126,478, and $114,053 signed on March 26, 2021; as well as $101,280 and $25,348 from new bilateral loans signed on August 28, 2023, by the parent company.

A put option contract with Spice Investments Mercosur S.A. for $442,341 with the non-controlling interest owners of the subsidiary Grupo Disco Uruguay S.A.

From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, credits of $157 and letters of credit for $8,189.

(2)	The Company requested disbursements of $30,000, $70,000, and $230,000 from the bilateral revolving credit agreement signed on February 18, 2022; a disbursement of $300,000 from the bilateral revolving credit agreement signed on October 10, 2022; and a disbursement of $200,000 from another bilateral revolving credit agreement signed on April 4, 2022.

In February 2024, the Company requested disbursements of $70,000 from the bilateral revolving credit agreement signed on February 18, 2022, and $100,000 from the bilateral credit agreement signed on February 12, 2024.

In August and September, the Company requested disbursements of $132,515 from the bilateral credit agreement signed on August 9, 2024, and $65,000 from the bilateral credit agreement signed on September 2, 2024.

In October 2024, the Company requested a disbursement of $200,000 from the bilateral revolving credit agreement signed on October 28, 2024.

During the period ended December 31, 2024, the subsidiary Libertad S.A. requested disbursements of $67,929

During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements of $158,484 and letters of credit for $125,086.

(3)	During the period ended December 31, 2024, the Company paid $50,000 related to the renewal of the bilateral credit agreement signed on March 26, 2021; $51,192 related to two bilateral loans signed on March 26, 2021; $48,334 for the bilateral loan signed on March 27, 2020; $100,000 for the bilateral revolving credit agreement signed on April 4, 2022; and $300,000 for the bilateral revolving credit agreement signed on October 10, 2022

During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans of $13,536 and letters of credit for $122,022.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred during 2024 and 2023.

The weighted rate of bank loans in nominal terms as of December 31, 2024, is IBR (Bank Reference Rate) + 2%.

As of December 31, 2024, Exito Group has available unused credit lines to minimize liquidity risks, as follows:

Bancolombia S.A.	400,000
Total	400,000

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2024, discounted at present value (amortized cost):

Year	Total
2026	210,937
2027	32,085
2028	14,244
>2029	16,456
273,722

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as (adjusted recurring Ebitda to gross financial liabilities) of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2024 and 2023, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2024 and 2023 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,
	2024	2023
Defined benefit plans	37,155	38,106
Long-term benefit plan	1,676	1,815
Total employee benefits	38,831	39,921
Current	4,055	4,703
Non-current	34,776	35,218

Note 21.1. Defined benefit plans

Éxito Group has the following defined benefit plans: Retirement pension plan and Retroactive severance pay plan

During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2022	34,688	403	35,091
Cost of current service	1,839	11	1,850
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	1,386	21	1,407
Actuarial gain (losses) from financial assumptions	3,199	70	3,269
Benefits paid	(1,347)	(55)	(1,402)
Effect of exchange differences on translation	(4,099)	-	(4,099)
Balance at December 31, 2023	37,605	501	38,106
Cost of current service	2,471	14	2,485
Interest expense	1,937	53	1,990
Actuarial gain from changes in experience	(592)	(6)	(598)
Actuarial gain from financial assumptions	(1,213)	(3)	(1,216)
Benefits paid	(4,196)	(4)	(4,200)
Effect of exchange differences on translation	588	-	588
Balance at December 31, 2024	36,600	555	37,155

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	As at December 31,
	2024		2023
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	12.30%	10.80%	11.00%	10.50%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	4.5%	4.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,
Years of service	2024	2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability:

	As at December 31,
	2024		2023
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(215)	(2)	(257)	(3)
Discount rate – 25	220	2	264	3
Discount rate + 50	(424)	(4)	(506)	(6)
Discount rate – 50	447	5	535	6
Discount rate + 100	(827)	(9)	(985)	(11)
Discount rate – 100	918	9	1,102	12
Annual salary increase rate + 25	N/A	3	N/A	5
Annual salary increase rate - 25	N/A	(3)	N/A	(5)
Annual salary increase rate + 50	N/A	7	N/A	9
Annual salary increase rate - 50	N/A	(7)	N/A	(9)
Annual salary increase rate + 100	N/A	13	N/A	18
Annual salary increase rate - 100	N/A	(13)	N/A	(18)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
	2024		2023
Year	Retirement pensions	Retroactive severance Pay	Retirement pensions	Retroactive severance pay
2024	-	-	2,654	5
2025	2,666	230	2,656	270
2026	2,657	133	2,624	84
2027	2,616	2	2,573	2
>2028	37,426	319	36,673	302
Total	45,365	684	47,180	663

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2024 is 5.7 years (December 31, 2023 - 6.3 years).

Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2024 amounted to $140,484 (December 31, 2023 - $125,235).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2022	1,554
Cost of current service	64
Past service cost	(128)
Interest expense	205
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	241
Benefits paid	(208)
Balance at December 31, 2023	1,815
Cost of current service	62
Past service cost	-
Interest expense	175
Actuarial loss from change in experience	24
Actuarial gain from financial assumptions	(53)
Benefits paid	(347)
Balance at December 31, 2024	1,676

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	As at December 31,
	2024	2023
Discount rate	11.80%	10.80%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	4.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	As at December 31,
Years of service	2024	2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability:

	As at December 31,
Variation expressed in basis points	2024	2023
Discount rate + 25	(15)	(18)
Discount rate - 25	16	18
Discount rate + 50	(31)	(35)
Discount rate - 50	32	37
Discount rate + 100	(60)	(70)
Discount rate - 100	65	76
Annual salary increase rate + 25	17	19
Annual salary increase rate - 25	(17)	(19)
Annual salary increase rate + 50	34	39
Annual salary increase rate - 50	(33)	(38)
Annual salary increase rate + 100	69	79
Annual salary increase rate - 100	(64)	(74)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
Year	2024	2023
2024	-	342
2025	454	433
2026	305	288
2027	185	167
>2028	1,872	1,743
Total	2,816	2,973

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2024 is 4.0 years (December 31, 2023 - 4.3 years).

Exito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2024 was recognized as an income in the amount of $155 (December 31, 2023 was recognized as an expense in the amount of $161).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31,
	2024	2023
Restructuring (1)	28,955	5,180
Legal proceedings (2)	18,629	19,736
Taxes other than income tax	54	297
Other Provisions (3)	13,757	8,462
Total provisions	61,395	33,675
Current	47,327	22,045
Non-current	14,068	11,630

At December 31, 2024 and 2023, there are no provisions for onerous contracts.

(1)	The restructuring provision corresponds to the reorganization processes in stores, the corporate office, and distribution centers of the Parent Company. The provision amount is calculated based on the necessary disbursements to be made, which are directly associated with the restructuring plan.

(2)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	As at December 31,
	2024	2023
Labor legal proceedings	14,153	10,211
Civil legal proceedings	4,476	7,250
Administrative and regulatory proceedings	-	2,275
Total legal proceedings	18,629	19,736

(3)	The balance of other provisions corresponds to:

	As at December 31,
	2024	2023
Store closures	10,036	61
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	1,018	296
rovision for the Montevideo real estate project	-	3,500
Other minor provisions in the Colombian subsidiaries	220	2,227
Other minor provisions in Libertad S.A.	268	163
Total others	13,757	8,462

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	9,693	-	30,451	7,356	47,500
Uses	-	(99)	(474)	-	(573)
Payments	(2,598)	-	(33,575)	(6,113)	(42,286)
Reversals (not used)	(3,814)	(3,336)	(1,264)	(427)	(8,842)
Other reclassifications	233	-	(473)	(58)	(298)
Effect of exchange differences on the translation into presentation currency	(2,879)	(741)	(2)	(582)	(4,203)
Balance at December 31, 2023	19,736	297	5,180	8,462	33,675
Increase	11,961	-	66,166	21,593	99,720
Uses	(250)	-	(2,217)	-	(2,467)
Payments	(2,235)	-	(38,489)	(11,351)	(52,075)
Reversals (not used)	(9,926)	(241)	(1,685)	(5,677)	(17,529)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	88	(2)	-	(15)	71
Balance at December 31, 2024	18,629	54	28,955	13,757	61,395

Note 22.1. Estimated payments of other provisions

The estimated payments of the other provisions that are in charge of Grupo Éxito as of December 31, 2024 are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Less than 12 months	4,613	-	28,955	13,757	47,325
From 1 to 5 years	14,016	54	-	-	14,070
Total estimated payments	18,629	54	28,955	13,757	61,395

Note 23. Trade payables and other payable

	As at December 31,
	2024	2023
Payables to suppliers of goods	3,056,293	2,725,532
Payables and other payable - agreements (1)	501,603	1,562,246
Payables to other suppliers	335,518	325,447
Labor liabilities	303,365	335,989
Withholding tax payable (2)	74,504	72,146
Tax payable	70,365	72,346
Purchase of assets (4)	53,405	121,554
Dividends payable (3)	9,249	32,691
Other	26,372	38,175
Total trade payables and other payable	4,430,674	5,286,126
Current	4,408,479	5,248,777
Non-current	22,195	37,349

(1)	The detail of payables and other payable - agreements is shown below:

	As at December 31,
	2024	2023
Payables to suppliers of goods	447,726	1,429,006
Payables to other suppliers	53,877	133,240
Total payables and other payable - agreements	501,603	1,562,246

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group.

Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The decrease corresponds to the dividends paid in 2024.

(4)	The reduction is primarily due to the payment of the third installment of $22,873 for the Clearpath contract and $45,276 for other contracts.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Inflation adjustments were eliminated for tax purposes as of 2007.

d.	From 2007 the tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. From 2023 the rate is 15%.

e.	A tax on dividends paid to individual residents in Colombia was established at a rate of 15%, triggered when the amount distributed is higher than 1,090 UVT (equivalent to $51 in 2024) when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For domestic companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For individuals not residents of Colombia and for foreign companies, the tax rate is 20% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

f.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

g.	The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

h.	Taxes, levies, and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations.

i.	Regarding contributions to employee education, the payments that meet the following conditions are deductible: (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions.

j.	VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax.

k.	The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation and apply the Most-Favored-Nation Clause and the 10% for those to whom the Most-Favored-Nation Clause does not apply.

l.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services.

m.	Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period. The withholding tax rate on income for payments abroad to third parties located in non-cooperating jurisdictions, with low or no taxation, and preferential tax regimes is 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to suppliers with Significant Economic Presence (PES) who are subject to the withholding mechanism is 10%.

o.	The taxes paid abroad will be treated as a tax credit in the tax year in which the payment was made or in any of the following taxable periods

p.	The annual adjustment applicable at December 31, 2024 to the cost of furniture and real estate deemed fixed assets is 10.97%.

q.	The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain applied tax treatments. The mentioned evaluation has not resulted in any modifications..

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At December 31, 2024 Almacenes Éxito S.A. has accrued $- (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of Almacenes Éxito S.A ’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Offsetting of presumptive income against net income from the prior period	(600)
Offsetting of presumptive income against net income for the period	(60,815)
Balance at December 31, 2024	-

At December 31, 2024, Almacenes Éxito S.A. has accrued tax losses amounting to $704,357 (at December 31, 2023 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2022	740,337
Adjustment to tax losses from prior periods	-
Balance at December 31, 2023	740,337
Tax losses generated during the period	(35,980)
Balance at December 31, 2024	704,357

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P.	(1,446)
Transacciones Energéticas S.A.S. E.S.P. (ii)	(31)
Balance at December 31, 2024	32,656

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

(ii)	It corresponds to the adjustment of tax losses from previous periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2024 (25% in 2023);

-	Argentina applies a 30% income tax rate in 2024 (35% in 2023).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	As at December 31,
	2024	2023
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	250,872	267,236
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	151,893	137,000
Current income tax assets of subsidiary Onper Investment 2015 S.L.	41,388	10,715
Tax discounts of Éxito from taxes paid abroad	5,562	17,258
Advance income tax payments from Colombian subsidiaries	2,611	-
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	3	-
Total income tax asset	452,329	432,209
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	78,567	71,450
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	22,982	20,339
Other current tax assets of subsidiary Onper Investment 2015 S.L.	38	29
Total asset for other taxes	101,587	91,818
Total current tax assets	553,916	524,027

Current tax liabilities

	As at December 31,
	2024	2023
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	-	47
Total income tax liability	-	47
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	105,467	98,391
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	7,832	3,621
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	5,558	4,979
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	353	293
Total liability for other taxes	119,210	107,284
Total current tax liabilities	119,210	107,331

Note 24.4. Income tax

	As at December 31,
	2024	2023
Profit before income tax	292,908	354,072
Plus
IFRS adjustments with no tax impact (1)	203,591	164,226
Non-deductible expenses	58,427	31,616
Others (2)	24,875	21,548
Reimbursement of fixed assets depreciation for income - producing upon sales of assets	-	2,012
Minus
Effect of the accounting results of foreign subsidiaries	(191,018)	(221,871)
Non-taxable dividends received from subsidiaries	(68,456)	(12,620)
Others (2)	(11,667)	(41,512)
Additional 30% deduction for apprentice salaries (voluntary)	(227)	(258)
Net income	308,433	297,213
Exempt income	(90,910)	(65,090)
Net income before compensations	217,523	232,123
Compensations	(98,241)	(149,799)
Total Net income after compensations	119,282	82,324
Net (loss) of some Colombian subsidiaries	(364)	(231)
Taxable income of the parent company and some Colombian subsidiaries	119,646	82,555
Taxable net income	119,646	82,555
Income tax rate	35%	35%
Subtotal (expense) current income tax	(41,876)	(28,894)
(Expense) occasional income tax	(70)	(389)
Tax credits	3,945	2,226
Total (expense) current and occasional income tax	(38,001)	(27,057)
Adjustment with respect to current income tax from previous years (c)	(1,777)	311
(Expense) taxes paid abroad	(1,101)	(2,677)
Minor adjustments	(6)	-
Total (income and complementary tax expense) of the parent company and some Colombian subsidiaries	(40,885)	(29,423)
Total (current tax expense) of foreign subsidiaries	(66,317)	(76,686)
Total (income and complementary tax expense), current	(107,202)	(106,109)

(1)	The IFRS adjustments with no tax impact correspond to:

	As at December 31,
	2024	2023
Other accounting expenses with no tax impact (*)	466,302	421,408
Higher accounting depreciation over fiscal depreciation, net	168,103	209,793
Accounting provisions	125,842	90,668
Non-taxable dividends from subsidiaries	84,034	77,710
Net exchange differences	81,884	(53,190)
Taxable actuarial calculation	1,202	569
Taxable leases	(282,896)	(254,854)
Results under the equity method, net	(189,726)	(247,332)
Non-accounting fiscal costs, net	(84,944)	3,889
Recovery of provisions	(75,760)	(30,299)
Excess of fiscal personnel expenses over accounting expenses	(75,417)	(21,727)
Higher fiscal depreciation over accounting depreciation	(7,027)	(7,459)
Other non-taxable accounting (income) expenses, net	(8,006)	(24,924)
Non-deductible taxes	-	(26)
Total	203,591	164,226

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16

(2)	The concept of others corresponds to:

	As at December 31,
	2024	2023
Tax on financial transactions	9,850	8,742
Special deduction for donations to food banks and others	8,583	7,070
Accounting provision and write-offs of receivables	2,136	(1,993)
Fines, sanctions, and lawsuits	2,006	2,235
ICA tax deduction paid after the income tax filing	1,199	(162)
Taxes assumed and valuation	779	4,161
Taxable income - recovery of depreciation on sold fixed assets	322	1,495
Total	24,875	21,548

Profit from the sale of fixed assets declared as occasional income	(4,934)	(21,785)
Deduction for hiring personnel with disabilities	(3,577)	(2,599)
Recovery of costs and expenses	(2,596)	(16,772)
Non-deductible taxes	(560)	(356)
Total	(11,667)	(41,512)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2024	Rate	2023	Rate
Profit before income tax from continuing operations	292,908		354,072
Tax (expense) at enacted tax rate in Colombia	(102,518)	(35)%	(123,925)	(35)%
Equity method in joint venture domestic operations	(25,154)		(40,046)
Non-deductible/ nontaxable foreign operation	(12,087)		15,449
Adjustment to current taxes from prior periods	(1,777)		311
Non-deductible / nontaxable domestic operation	13,075		37,914
Tax rates differences from foreign operations	24,492		33,547
Accounting effects of NCI domestic operations without tax impact	48,304		32,138
Unrecognition deferred tax from prior periods	-		(1,286)
Total income tax expense	(55,665)	(19)%	(45,898)	(13)%

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2024	2023
Deferred tax gain (Note 24.6)	51,537	60,211
Current income tax (expense)	(105,355)	(106,031)
Adjustment in respect of current income tax of prior periods	(1,777)	311
(Expense) Occasional income tax	(70)	(389)
Total income tax (expense)	(55,665)	(45,898)

Note 24.5. Minimum Tax Rate

With the entry into force of Law 2277 of 2022, which in its Article 10 added Paragraph 6 to Article 240 of the Tax Statute, the minimum tax rate (TTD) regime is included in Colombia. It is important to clarify that this regulation presents substantial differences compared to the minimum tax proposal of the Organisation for Economic Co-operation and Development (OECD) under Pillar II. This calculation considers a tax and an adjusted profit, performed on a consolidated basis for companies belonging to business groups.

The Group performed the calculation as stipulated in the mentioned article, which did not result in an additional adjustment to the taxes recorded by each company.

As of December 31, 2024, the consolidated minimum tax rate calculation for companies located in Colombia did not have any impact. In Argentina and Uruguay, legislation for the adoption of Pillar II has not yet been enacted.

Note 24.6. Deferred tax

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows:

	As at December 31,
	2024		2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	156,927	-	113,373	-
Uruguay	96,158	-	84,319	-
Argentina	-	(304,235)	-	(156,098)
Total	253,085	(304,235)	197,692	(156,098)

	As at December 31,
	2024		2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	246,525	-	259,118	-
Tax credits	60,098	-	61,449	-
Other provisions	16,735	-	9,926	-
Inventories	13,082	-
Employee benefits provisions	9,812	-
Excess presumptive income	-	-	21,495	-
Investment property	-	(169,051)	-	(120,144)
Goodwill	-	(217,715)	-	(217,687)
Property, plant, and equipment	214,759	(268,924)	93,660	(221,364)
Leases	633,397	(531,670)	634,180	(545,661)
Other	43,645	(101,843)	100,045	(33,423)
Total	1,238,053	(1,289,203)	1,179,873	(1,138,279)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	As at December 31,
	2024	2023
Profit from deferred tax recognized in income	51,194	53,744
Deferred tax income on occasional gains	343	6,467
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(141,016)	107,547
Adjustment related current income tax previous periods	(1,777)	311
(Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income)	(1,188)	7,139
((Expense) income from measurements of defined benefit plans (Other comprehensive income)	(300)	1,510
Total movement of net deferred tax	(92,744)	176,718

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2024 amounted to $153,568 (at December 31, 2023 - $ 81,773).

Deferred tax items are not expected to be realized within less than one year.

Note 24.7. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2024 or 2023 by Exito Group to its shareholders.

Note 24.8. Non-Current tax liabilities

The $7,321 balance at December 31, 2024 (at December 31, 2023 - $8,091) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	As at December 31,
	2024	2023
Collections on behalf of third parties (1)	59,029	123,023
Derivative financial instruments (2)	1,174	11,299
Derivative financial instruments designated as hedge instruments (3)	278	5,488
Total derivative instruments and collections on behalf of third parties	60,481	139,810

(1)	Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $11,973 (December 31, 2023 - $26,515) with third parties (Note 10.6).

(2)	As of December 31, 2024, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $16.600 MEUR / $4.020	1,174

The detail of maturities of these instruments at December 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

As of December 31, 2023, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $34.600 MEUR / $4.110	11,299

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The detail of maturities of these hedge instruments at December 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,204.54	15.5MUSD	(5,488)	-	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Éxito Group has documented the effectiveness testing of the hedge by assessing that:

-	There is an economic relationship between the hedged item and the hedging instrument,

-	The effect of credit risk does not predominate,

-	The hedge ratio of the hedging relationship is the same as the ratio derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31,
	2024	2023
Deferred revenues (1)	179,448	208,126
Customer loyalty programs (1)	46,217	43,990
Advance payments under lease agreements and other projects (2)	3,689	4,604
Advance payments for fixed assets sold (3)	832	-
Instalments received under “plan resérvalo”	160	160
Repurchase coupon	100	239
Total other liabilities	230,446	257,119
Current	230,068	254,766
Non-current	378	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred Revenue	Customer loyalty programs
Balance at December 31, 2021	154,265	56,165
Additions	3,637,936	14,320
Revenue recognized	(3,577,850)	(14,964)
Effect of exchange difference from translation into presentation currency	(6,225)	(11,531)
Balance at December 31, 2023	208,126	43,990
Additions	8,651,525	13,302
Revenue recognized	(8,680,200)	(12,404)
Effect of exchange difference from translation into presentation currency	(3)	1,329
Balance at December 31, 2024	179,448	46,217

(2)	The variation corresponds to the payment received from the sale of the López de Galarza building in Ibagué in November for $2,484.

(3)	It corresponds to the advance payment for the sale of the La Colina land for $832.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2024 and 2023, Almacenes Exito’s authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At December 31, 2024 and 2023 the number of subscribed shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito’s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

-	Legal reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Bylaws of Almacenes Éxito S.A., corporations shall establish a legal reserve equivalent to at least 50% of the subscribed capital. To achieve this, 10% of the net profits of each fiscal year must be allocated to the legal reserve until this minimum percentage is reached. Once the 50% threshold is reached, it will be up to the General Shareholders’ Meeting to decide whether to continue increasing the legal reserve. However, if the reserve decreases, it will be mandatory to allocate 10% of the net profits of each year until the reserve reaches the established limit again.

-	Occasional reserve: Occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for share repurchase: Occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for future dividend payments: Occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,
	2024			2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(17,531)	-	(17,531)	(16,433)	-	(16,433)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)
Translation exchange differences	(2,324,746)	-	(2,324,745)	(2,323,383)	-	(2,323,383)
Gain from cash-flow hedge	12,150	1,423	13,573	8,757	2,610	11,367
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,352,587)	2,967	(2,349,619)	(2,355,088)	4,454	(2,350,634)
Other comprehensive income of non - controlling interests			(42,615)			(46,588)
Other comprehensive income of the parent			(2,307,004)			(2,304,046)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2024	2023
Retail sales (1) (Note 40)	20,864,329	20,226,311
Service revenue (2) (Note 40)	927,149	819,493
Other revenue (3) (Note 40)	89,031	76,283
Total revenue from contracts with customers	21,880,509	21,122,087

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Year ended December 31,
	2024	2023
Retail sales, net of sales returns and rebates	20,841,145	20,176,915
Sale of real estate project inventories (a)	23,184	49,396
Total retail sales	20,864,329	20,226,311

(a)	As of December 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850, the sale of Montería Centro for $10,350, the sale of López de Galarza for $2,484, and the sale of La Colina for $7,500. As of December 31, 2023, it corresponds to the sale of inventory from the Galería la 33 real estate project for $29,208, the sale of the Carulla Calle 100 real estate project for $18,000, and the sale of 20.43% of the La Secreta property for $2,188.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2024	2023
Leases and real estate related income	345,019	317,828
Lease of physical space	128,636	86,598
Advertising	92,272	99,224
Distributors	92,241	93,702
Commissions (a)	71,083	33,867
Administration of real estate	59,933	52,613
Telephone	48,428	40,973
Transport	43,625	37,035
Banking services	20,822	21,817
Money transfers	7,748	9,096
Other	17,342	26,740
Total service revenue	927,149	819,493

(a)	The increase corresponds mainly to the payment received from Tuya S.A. for discounts granted on the use of the card, amounting to $39,403.

(3)	Other revenue relates to:

	Year ended December 31,
	2024	2023
Marketing events	17,922	20,228
Collaboration agreements (a)	11,333	7,513
Asset utilizations	9,129	5,423
Financial Services	5,013	4,606
Real estate projects	4,565	2,592
Royalty revenue	3,836	3,783
Recovery of other liabilities	1,772	3,777
Use of parking spaces	1,215	1,889
Technical advisory	72	79
Other (b)	34,174	26,393
Total other revenue	89,031	76,283

(a)	Represents revenue from the following collaboration agreements which consist of contracts to carry out projects or activities:

	Year ended December 31,
	2024	2023
Redeban S.A.	5,645	4,010
Éxito Media	3,091	2,907
Alianza Sura	1,343	481
Autos Éxito	1,234	-
Moviired S.A.S.	20	115
Total collaboration agreement	11,333	7,513

(b)	Corresponds mainly to the reimbursement of insurance for claims amounting to $10,492.

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2024	2023
Employee benefits (Note 30)	1,687,211	1,680,016
Depreciation and amortization	595,003	554,771
Taxes other than income tax	406,374	355,937
Fuels and power	273,340	263,180
Repairs and maintenance	266,278	239,911
Advertising	163,643	158,591
Commissions on debit and credit cards	159,461	156,798
Security services	117,385	113,538
Services	112,795	107,188
Cleaning services	89,918	87,412
Professional fees	86,687	96,204
Leases	63,162	62,666
Transport	57,922	44,149
Administration of trade premises	54,648	49,710
Packaging and marking materials	52,659	57,611
Outsourced employees	50,959	43,767
Insurance	46,196	51,947
Credit loss expense (a)	40,953	25,208
Commissions	13,588	16,394
Other provision expenses	11,262	9,125
Cleaning and cafeteria	10,253	10,850
Other commissions	9,997	9,505
Legal expenses	8,420	8,964
Stationery, supplies and forms	7,798	6,529
Travel expenses	7,725	17,139
Legal expenses	6,151	5,762
Ground transportation	3,979	4,529
Seguros Éxito collaboration agreement	1,824	6,537
Éxito Media collaboration agreement	1,753	-
Autos Éxito collaboration agreement	-	817
Other	275,789	238,238
Total distribution, administrative and selling expenses	4,683,133	4,482,993
Distribution expenses	2,637,171	2,428,475
Administrative and selling expenses	358,751	374,502
Employee benefit expenses	1,687,211	1,680,016

(a)	This amount includes the following items:

	Year ended December 31
	2024	2023
Allowance for expected credit losses (Note 8.1)	39,514	23,387
Hyperinflationary adjustments	725	667
Write-off of receivables	714	1,154
Total	40,953	25,208

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2024	2023
Wages and salaries	1,393,206	1,396,589
Contributions to the social security system	50,010	47,820
Other short-term employee benefits	57,471	59,418
Total short-term employee benefit expenses	1,500,687	1,503,827

Post-employment benefit expenses, defined contribution plans	140,484	125,235
Post-employment benefit expenses, defined benefit plans	437	2,045
Total post-employment benefit expenses	140,921	127,280

Termination benefit expenses	14,425	13,349
Other personnel expenses	31,333	35,399
Other long-term employee benefits	(155)	161
Total employee benefit expenses	1,687,211	1,680,016

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (losses) gain, net

Other operating revenue

	Year ended December 31,
	2024	2023
Recovery allowance for expected credit losses (Note 8.1)	28,985	18,010
Recovery employee liabilities	16,945	27
Recovery of provisions for legal proceedings	9,227	3,246
Other indemnification (1)	5,469	1,979
Recovery of other provisions	3,756	427
Insurance indemnification	3,116	6,425
Recovery of costs and expenses from taxes other than income tax	2,052	2,179
Recovery of restructuring expenses	1,685	1,265
Recovery of provisions from taxes other than income tax	241	3,336
Total other operating revenue	71,476	36,894

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation home delivery sales.

Other operating expenses

	Year ended December 31,
	2024	2024
Restructuring expenses	(66,166)	(30,451)
Other provisions (1)	(13,521)	(1,594)
Other (2)	(39,672)	(75,388)
Total other operating expenses	(119,359)	(107,433)

(1)	Corresponds to the store and shop closure plan.

(2)	Corresponds:

	Year ended December 31,
	2024	2023
Tax on wealth	(24,713)	(22,719)
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	(12,952)	(46,531)
Fees for projects for the implementation of norms and laws	(1,157)	(7,747)
Others	(850)	1,609
Total others	(39,672)	(75,388)

Other net (losses) income

	Year ended December 31,
	2024	2024
Gain from the early termination of lease contracts	3,022	3,544
Write-off of assets	856	1,187
Impairment loss on assets	(15,999)	(4,639)
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(13,745)	10,178
Total other net (losses) income	(25,866)	10,270

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2024	2023
Gain from foreign exchange differences	60,709	157,889
Interest income on cash and cash equivalents (Note 7)	30,799	45,852
Net monetary position results, effect of the statement of profit or loss (1)	28,234	29,456
Gain from liquidated derivative financial instruments	25,870	37,599
Gains from valuation of derivative financial instruments	14,769	71
Other financial income	7,955	13,223
Total financial income	168,336	284,090

Interest expense on loan and borrowings	(203,592)	(227,522)
Interest expense on lease liabilities	(148,087)	(126,169)
(Loss) from foreign exchange differences	(140,253)	(89,176)
Net monetary position expense, effect of the statement of financial position	(29,901)	(17,261)
Loss from liquidated derivative financial instruments	(22,868)	(73,643)
Factoring expenses	(21,810)	(114,577)
Commission expenses	(5,669)	(6,503)
Loss from fair value changes in derivative financial instruments	(1,174)	(33,808)
Other financial expenses	(6,328)	(9,721)
Total financial cost	(579,682)	(698,380)
Net financial result	(411,346)	(414,290)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
December 31, 2024	11,034.04	67.1%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the years ended December 31, 2024 and 2023.

The calculation of basic and diluted earnings per share for all years presented is as follows:

In profit for the years:

	Year ended December 31,
	2024	2023
Net profit attributable to equity holders of the parent (basic)	54,786	125,998
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings per share to equity holders of the parent (in Colombian pesos)	42.21	97.08

In continuing operations:

	Year ended December 31,
	2024	2023
Net profit from continuing operations (Basic)	237,243	308,174
Less: net income from continuing operations attributable to non-controlling interests	182,457	182,176
Net profit from continuing operations attributable to the equity holders of the parent (basic)	54,786	125,998
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	42.21	97.08

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 8).

Note 34.2. Non-financial assets

December 31, 2024

Exito Group has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. Now, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. Projections and metrics have also been simplified, focusing on profitability by country. As a result, the retail business will be consolidated into a single UGE that encompasses all brands.

The carrying amount of the cash-generating units is composed of the balances of goodwill, property, plant and equipment, investment properties, other intangible assets, and the equity value of subsidiaries domiciled abroad, along with the balances of goodwill.

For the purposes of the impairment test, goodwill acquired through business combinations, brands, and exploitation rights of commercial premises with indefinite useful lives were allocated to the cash-generating units of Colombia, Uruguay, and Argentina, which are also operating and actionable segments.

	Groups of cash-generating units (*)
	Surtimax	Súper Ínter	Taeq	Colombia (1)	Uruguay	Argentina	Total
Goodwill (Note 17)	-	-	-	1,453,077	1,477,494	366,515	3,297,086
Trademarks with indefinite useful life (Note 16)	17,427	63,704	5,296	-	118,634	97,255	302,316
Rights with indefinite useful life (Note 16)	-	-	-	20,491	-	6,980	27,471

(*)	The groups of cash-generating units are based on the segments indicated in Note 40

(1)	The value of goodwill in Colombia (retail) includes the balances of Super Inter and Surtimax and store conversions of Éxito, Carulla, and Surtimayorista.

The Group conducted its annual impairment test by comparing the carrying value of net assets, including the value of goodwill and rights assigned to the cash-generating units, with their recoverable amount. The method used in the impairment test for the recoverable amount of goodwill and the cash-generating units domiciled in Colombia, Uruguay, and Argentina was the value in use, due to the difficulty of finding an active market that would allow for the determination of the fair value of these intangible assets.

For the case of the brands Super Inter, Surtimax, Taeq, Disco (Uruguay), and Libertad (Argentina), the recoverable amount was determined as the fair value less disposal costs, based on the discounted royalty savings cash flows.

Recoverable amount

	Cash-generating units (*)			Brands
	Colombia	Uruguay	Argentina	Surtimax	Super Inter	Taeq	Disco	Libertad
Amount	6,563,215	5,644,904	1,181,652	30,171	64,432	23,461	238,911	96,208

(*)	The cash-generating units are based on the segments indicated in Note 40.

The methodology for calculating the recoverable value for the cash-generating units, using the value in use approach, was based on income through discounted cash flows covering a period of five years, which were estimated according to projections made by management in trend analyses based on historical results, growth plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used for the cash-generating units and for calculating the recoverable amount of the brands is 3.5% for Colombia, 5.0% for Uruguay, and 3.7% for Argentina, corresponding to the long-term inflation expectation for each country, except for Argentina, which aligns with the long-term inflation estimate for the United States. For Grupo Éxito, this is a conservative approach that reflects the expected normal growth for the industry, assuming no other unexpected factors that could impact growth.

The tax rate included in the projection of cash flows and royalty savings flows corresponds to the expected tax rate to be paid in the coming years. The rate included for the projection of the cash-generating units and brands for Colombia is 35% for 2025 and beyond, the rates in effect in Colombia as of December 31, 2024. For the Argentina and Uruguay segments, the tax rate used was 25%.

The expected cash flows for the goodwill were discounted at the weighted average cost of capital (WACC); for Colombia, using a market debt structure for the industry in which Grupo Éxito operates, it was 11.4%, and the same was used in determining the book value of the cash-generating unit for Uruguay at 11% in nominal terms UYU after taxes, and for Argentina, it was 13.8% in nominal terms USD after taxes.

The royalty savings flows for the brands were discounted at the weighted average cost of capital (WACC); for Super Inter and Surtimax, it was 12.8%, for Taeq it was 12.4%, and the same was used in determining the recoverable amount for the Disco brand, which was 12% in nominal terms UYU after taxes, and for the Libertad brand, it was 14.8% in nominal terms USD after taxes. The disposal cost is an estimate of 0.5% of the total value of the discounted royalty savings flows calculated on the brands.

The variables with the greatest impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetuity growth rate. The definitions of these two variables are as follows:

(a)	Perpetuity Growth Rate: The nominal perpetuity growth rates are the long-term inflation expectations for the country in question, meaning a real growth rate of zero. A decrease in real growth rates below zero is not considered reasonably possible, as it is expected that cash flows will increase at least in line with inflation and potentially above the overall price growth in the economy.

(b)	Discount Rate: The calculation of the discount rate is based on a market debt analysis for the Group; a reasonable change would be if the discount rate were to increase, in which case, no impairment of value would occur for any of the cash-generating units.

As a result of this test, no impairment in the book value of the cash-generating units and brands is recognized.

The impairment of property, plant, and equipment, and right-of-use assets is the book value exceeding the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs to sell. The method used to calculate the recoverable amount was the income approach (value in use) due to its adequate approximation of the recoverable value of these assets. The impairment recorded during the period amounted to:

Asset	Value $	Segment
Rights of use asset	9,647	Uruguay
Property, plant and equipment	6,534	Uruguay

On the other hand, during the year, a recovery in the value of property, plant, and equipment of the subsidiary in Uruguay was identified for an amount of $856.

The impairment was properly accounted for with a charge to the period’s results.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these assets. As a result of this test, no impairment is recognized in the carrying amount of the investment properties.

Sensitivity Analysis

A sensitivity analysis has been performed to assess the impact of reasonably possible changes in growth rates and discount rates used in the impairment test.

Brands

In particular, the effects of an increase and decrease of 0.5 percentage points in the long-term growth rate and a royalty increase of 0.25 percentage points, as well as an increase and decrease between 0.4 and 0.7 percentage points in the applied discount rate, were analyzed.

The results of this analysis indicate that:

An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate would lead to a reduction in the recoverable value of the Super Inter brand. The same effect would occur with an increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate for the Libertad brand, which could lead to impairment if the carrying amount exceeds the new recoverable value.

Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

Cash-Generating Units

In particular, the effects of an increase and decrease of 0.5 percentage points in the long-term growth rate, as well as an increase and decrease between 0.4 and 0.7 percentage points in the discount rate applied, were analyzed.

The results of this analysis indicate that:

An increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate would result in a reduction in the recoverable value of Libertad in the Argentina segment, which could lead to impairment if the carrying amount exceeds the new recoverable value.

Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets and the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units from Colombia, Uruguay y Argentina which are also operating and workable segments.

	Groups of cash-generating units
	Surtimax	Súper Ínter	Taeq	Colombia (1)	Uruguay	Argentina	Total
Goodwill (Note 17)	-	-	-	1,453,077	1,441,256	186,289	3,080,622
Trademarks with indefinite useful life (Note 16)	17,427	63,704	5,296	-	115,020	49,432	250,879
Rights with indefinite useful life (Note 16)	-	-	-	20,491	-	2,894	23,385

(1)	The value of goodwill in Colombia (retail trade) includes the balances of Super Inter and Surtimax, as well as the store conversions of Éxito, Carulla, and Surtimayorista.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets; similarly, for the groups of cash-generating units domiciled in Colombia and Uruguay, in the case of Argentina, the fair value less the disposal costs of its portfolio of commercial real estate was determined.

The value in use was estimated based on the expected cash flows as forecasted by management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.6% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which it expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2024 onwards, which is the enacted rate in Colombia as at December 31, 2023.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 13.2% for 2023, 10.7% for 2024, 9.7% for 2025, 9.0% for 2026, 8.1% for 2027 and 8.1% for 2028 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 9.2% for 2023, 10.1% for 2024, 10.7% for 2025, 9.8% for 2026, 9.5% for 2027 and 9.5% for 2028 onwards.

The budgeted average Ebitda growth rate for the next five years is 10.3% for Colombia, 7.6% for Uruguay, and 94.6% for Argentina.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs of sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these. As a result of the test, there was an impairment in the value of the property, plant and equipment from Uruguayan subsidiary in the amount of $2,903 and in the right of use with the same subsidiary in the amount of $1,038. Additionally, there was a reversal of impairment of value in the property of the Uruguayan subsidiary of $1,188. The impairment was properly accounted for and charged to income for the period.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties. As a result of the test, there was an impairment in the value of the Viva Palmas property in the amount of $698. The impairment was properly accounted for and charged to income for the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2023, excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 45% in the fair value less costs to sell would trigger an impairment charge.

Except for the above, there is no impairment in the carrying value of the cash generating units.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	10,107	9,618	12,629	11,085
Investments in private equity funds	402	402	472	472
Forward contracts measured at fair value through income (Note 12)	4,469	4,469	-	-
Derivative swap contracts denominated as hedge instruments (Note 12)	-	-	2,378	2,378
Investment in bonds (Note 12)	-	-	578	578
Investment in bonds through other comprehensive income (Note 12)	13,302	13,302	13,288	13,288
Equity investments (Note 12)	1,437	1,437	10,676	10,676
Non-financial assets
Investment property (Note 14)	13,302	13,302	13,288	13,288
Property, plant and equipment, and investment property held for sale (Note 41)	1,437	1,437	10,676	10,676
Financial liabilities
Loans and borrowings (Note 20)	1,907,673	1,906,048	823,863	824,054
Put option (Note 20)	350,776	350,776	442,342	442,342
Forwards contracts denominated as hedge instruments (Note 25)	278	278	5,488	5,488
Forward contracts measured at fair value through income (Note 25)	1,174	1,174	11,299	11,299
Non-financial liabilities
Customer loyalty liability (Note 26)	46,217	46,217	43,990	43,990

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Terminal capitalization rate (7,75% - 9,75%)

Investment property	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 2	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability (refer to footnote 26)	Level 3	Market value	The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.	Number of points redeemed, expired and issued. Point value. Expected redemption rate.

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024 and 2023.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024.	$188,763

The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.

On December 31 2024, the value of the put option is recognized based on Times Average Net Result.

Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 28.45% to arrive at a value greater than the recognized value.

The Fixed contract price should increase by approx. 2.38% to reach a value greater than the recognized value.

An exchange rate appreciation of 15% would increase the value of the put option by $52,616.

	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$274,511

	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(189,837)

	Fixed contract price	$350,776

	US Dollar-Uruguayan peso exchange rate on the date of valuation	$43.67

	US Dollar-Colombian peso exchange rate on the date of valuation	$4,409.15

	Total shares Supermercados Disco del Uruguay S.A.	232,710,093

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended December 31, 2024.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at December 31, 2024 and at December 31, 2023.

Contingent liabilities

Contingent liabilities at December 31, 2024 and at December 31, 2023 are:

(a)	The following processes are being carried out with the aim of preventing Grupo Éxito from paying the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Customs Directorate of Colombia) for $42,210 (December 31, 2023 - $40,780) related to the notification of special request 112382018000126 from September 17, 2018, in which it was proposed to modify the 2015 income tax return. In September 2021, Almacenes Éxito S.A. received a new notification from the DIAN confirming its proposal. However, external advisors consider the process a contingent liability.

-	Nullification of Resolution No. 2024008001 of August 5, 2024, which imposes a penalty for failure to declare the annual ICA tax for 2020 to 2022; the declarations were filed bimonthly, and Resolution No. 0034 of November 8, 2024, for $4,175 (December 31, 2023 - $-).

-	Nullification of the Official Review Liquidation GGI-FI-LR-50716-22 of November 22, 2022, through which the District of Barranquilla modifies the 2019 industry and commerce tax return, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI-DT-RS-282-2023 of October 27, 2023, resolving the reconsideration request, for $3,790 (December 31, 2023 - $-).

-	Nullification of Official Review Liquidation GGI-FI-LR-50712-22 of November 2, 2022, through which the 2018 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI.DT-RS-282-2023 of October 27, 2023, resolving the reconsideration request, for $3,291 (December 31, 2023 - $-).

-	Nullification of the sanction resolution of September 2020, which ordered the reimbursement of the balance in favor calculated in the income tax for the taxable period 2015, for $2,734 (December 31, 2023 - $2,211).

-	Nullification of Official Review Liquidation GGI-FI-LR-50720-22 of December 6, 2022, through which the 2020 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI-DT-RS-329-2023 of December 4, 2023, resolving the reconsideration request, for $2,664 (December 31, 2023 - $-).

-	Nullification of Official Aforo Liquidation 00019-TS-0019-2021 of February 24, 2021, through which the Atlantic Department liquidates the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullification of Resolution 5-3041-TS0019-2021 of November 10, 2021, resolving the reconsideration request, for $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	Almacenes Éxito S.A. granted a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $4,000.

-	Almacenes Éxito S.A. granted its subsidiary Almacenes Éxito Inversiones S.A.S. a guarantee to cover potential defaults on its obligations. As of December 31, 2024, the value amounts to $3,967 (December 31, 2023: $3,967).

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $146.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, Sec. 4, Xinyi Rd, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $126.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $110.

-	Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Dandon Everlight Candle Industry CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $94.

Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Minhou Xingcheng Arts and Crafts CO., LTD for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $61.

-	The subsidiary Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure the fulfillment of payments associated with the airline ticket sales agreement (December 31, 2023: $-).

-	The subsidiary Éxito Viajes y Turismo S.A.S. has a consumer protection action, which is being defended under the provisions of Article 4 of Decree 557 of the Ministry of Commerce, Industry, and Tourism, with scope from the state of emergency declared on March 12, 2020, for $1,208 corresponding to 269 processes.

-	Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $ - (December 31, 2023: $3,000) to cover potential defaults on its obligations for charges related to the use of local distribution systems and regional transmission before the market and the agents where the service is provided.

-	The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to the following third parties with the aim of covering the payment of charges for the use of the regional transmission system and local energy distribution system:

Company	Value $
Enel Colombia S.A. E.S.P.	1,214
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales eléctricas de Nariño S.A. E.S.P.	4

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company

Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $65,502.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2024 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	176,872	199,875

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2024 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	159,278	139,735

Note 38. Seasonality of transactions

The operating and cash flow cycles of Grupo Éxito show some seasonality in both operational and financial results, as well as in the financial indicators related to liquidity and working capital, with certain concentration during the first and last quarters of each year, mainly due to the Christmas and holiday bonus season and the “Días de Precios Especiales” event, which is the second most important promotional event of the year. Management monitors these indicators to ensure that risks do not materialize, and for those that could, action plans are implemented in a timely manner. Additionally, the same indicators are monitored to ensure they remain within industry standards.

Note 39. Financial risk management policy

At December 31, 2024 and 2023 Éxito Group’s financial instruments were comprised of:

	As at December 31,
	2024	2023
Financial assets
Cash and cash equivalents (Note 7)	1,345,710	1,508,205
Trade receivables and other receivables (Note 8)	670,158	717,269
Accounts receivables from related parties (Note 10) (3)	37,664	52,145
Financial assets (Note 12)	19,666	27,466
Total financial assets	2,073,198	2,305,085

Financial liabilities
Trade payables and other accounts payable (Note 23)	4,430,674	5,286,126
Loans and borrowings (Note 20)	2,258,449	1,266,205
Lease liabilities (Note 15)	1,984,244	1,567,959
Derivative instruments and collections on behalf of third parties (Note 25)	60,481	139,810
Accounts payable to related parties (Note 10) (4)	43,757	55,617
Total financial liabilities	8,777,605	8,315,717

Net (liability) exposure	(6,704,407)	(6,010,632)

(1)	Transactions with related parties refer to transactions between Éxito Group. and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

The financial health of the entity throughout the year is not solely represented by the working capital indicator, as this indicator reflects the seasonality inherent to the business. Therefore, it is evaluated together with financial indicators (current ratio, operating profitability, among others), corporate and industry KPIs that reflect both inventory cycle efficiency, debt level stability, and covenant compliance, as well as the stabilized sales performance and systematic control of expenses.

Capital risk management

Éxito Group manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito Group may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito Group’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of Éxito Group’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Éxito Group is exposed to market, credit and liquidity risks. Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to Éxito Group’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Management monitors the liquidity of the group (which includes unused credit lines) and cash and cash equivalents (note 7) based on expected cash flows. This is generally carried out both locally and internationally within the group’s operating companies, in accordance with practices and limits established by the group. These limits vary by location to account for the liquidity of the market in which the Group operates. Additionally, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets required to meet them, monitoring liquidity ratios on the statement of financial position in relation to internal and external regulatory requirements, and maintaining debt financing plans.

	As at December 31,
	2024	2023
Rating
BB+	340,101	626,259
BB-	17,144	41,574
N/A (*)	795,812	809,535
Total cash at banks and on hand	1,153,057	1,477,368

(*)	N/A: No available.

Trade receivables and other receivables

The credit risk associated with trade receivables is low given that most of Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively. Additionally, the turnover of these accounts receivable does not exceed 30 days.

Collaterals

Grupo Éxito does not provide guarantees, sureties, or letters of credit, issue complete or blank securities, or create any lien or contingent right in favor of third parties. Exceptionally Grupo Éxito may establish liens considering the relevance of the business, the amount of the contingent obligation, and the benefit. Additionally, there are some promissory notes that are part of the ordinary course of business operations with banks and treasury. At December 31, 2024, Almacenes Éxito S.A. acted as guarantor for its subsidiary Almacenes Éxito Inversiones S.A.S. for $3,967 to cover potential defaults on its obligations, acts as a joint debtor of the subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of performance bonds, and also granted bank guarantees in favor of third parties to cover the payment of merchandise purchases for $535. Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400.The subsidiaries Exito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. provided guarantees to insurance companies and as a requirement for the issuance of performance bonds. The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to third parties for $6,135 to secure the payment of charges for the use of the regional transmission system and local energy distribution system.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of Éxito Group.

Although a portion of the company’s financial obligations is indexed to variable market rates, 46% of the financial obligations were agreed upon with fixed-rate terms. Additionally, the company analyzes and conducts financial swap transactions through interest rate derivatives with pre-approved financial entities, in which it agrees to exchange, at specific intervals, the difference between fixed and variable interest rate amounts calculated on an agreed nominal principal amount. This converts variable rates into fixed rates, making cash flows determinable.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group’s net investments abroad.

Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group’s policy is not to carry out transactions for speculation.

At December 31, 2024 and 2023, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2024 approximately 92% of Éxito Group’s debt will mature in less than one year (December 31, 2023 - 71%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date, December 31 2024. Access to financing sources is sufficiently secured.

The following table shows a profile of maturities of Éxito Group’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2024	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	406,060	1,017,860	1,087,914	2,511,834
Other relevant contractual liabilities	1,655,488	303,007	8,974	1,967,469
Total	2,061,548	1,320,867	1,096,888	4,479,303

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	378,806	938,113	766,452	2,083,371
Other relevant contractual liabilities	619,150	303,912	29,137	952,199
Total	997,956	1,242,025	795,589	3,035,570

Sensitivity analysis for 2024 balances

Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2024.

−	Scenario II: An increase of 0.896% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.

−	Scenario III: A decrease of 0.896% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

		Balance at December 31,	Market forecast
Operations	Risk	2024	Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	1,907,673	1,890,011	1,892,999	1,887,024

d.	Derivative financial instruments

Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

As of December 31, 2024, the reference value of these contracts amounted to $- (December 31, 2023 - $120,916 million) (interest rate swaps), USD 47.07 million and EUR 4.92 million (December 31, 2023 - USD 34.6 million and EUR 4.11 million) (forwards), USD 5.2 million (December 31, 2023 - USD 15.5 million) (forwards). These transactions are usually contracted under the same terms for amounts, duration, and transaction costs, and preferably with the same financial entities, always observing the limits and policies of Grupo Éxito.

Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f.	Insurance policies

At December 31, 2024, the parent company and its colombian subsidiaries have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.

Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.

Extracontractual civil liability	Differential limits and sublimits per coverage apply.	Covers damages caused to third parties during the operation.

Director’s and officers’ third party liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.

Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.

Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.

Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.

Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Operating segments

Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Revenues and services from commercial activity in Colombia, with stores under the banners Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Retail sales by each of the segments are as follows:

	Year ended December 31,
Operating segment	2024	2023 (a)
Colombia	15,350,761	15,018,909
Argentina	1,479,800	1,014,898
Uruguay	4,034,404	4,193,328
Total sales	20,864,965	20,227,135
Eliminations	(636)	(824)
Total consolidated sales	20,864,329	20,226,311

Below is additional information by operating segment:

	For the year ended December 31, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,350,761	1,479,800	4,034,404	20,864,965	(636)	20,864,329
Service revenue	831,075	65,348	30,726	927,149	-	927,149
Other revenue	74,499	3	14,529	89,031	-	89,031
Gross profit	3,598,690	459,377	1,474,941	5,533,008	-	5,533,008
Operating profit	519,325	(74,505)	331,306	776,126	-	776,126
Depreciation and amortization	573,796	34,546	97,061	705,403	-	705,403
Net finance expenses	(361,024)	(2,431)	(47,891)	(411,346)	-	(411,346)
Profit before income tax from continuing operations	86,429	(76,936)	283,415	292,908	-	292,908
Income tax	4,177	12,261	(72,103)	(55,665)	-	(55,665)

	For the year ended December 31, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,018,909	1,014,898	4,193,328	20,227,135	(824)	20,226,311
Service revenue	753,071	37,893	28,529	819,493	-	819,493
Other revenue	63,014	15	13,485	76,514	(231)	76,283
Gross profit	3,558,757	360,632	1,506,654	5,426,043	-	5,426,043
Operating profit	512,588	28,918	341,275	882,781	-	882,781
Depreciation and amortization	556,669	19,301	84,175	660,145	-	660,145
Net finance expenses	(386,112)	(15,835)	(12,343)	(414,290)	-	(414,290)
Profit before income tax from continuing operations	12,057	13,083	328,932	354,072	-	354,072
Income tax	31,134	(11,905)	(65,127)	(45,898)	-	(45,898)

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	As at December 31,
	2024	2023
Property, plant, and equipment (1)	2,645	9,768
Investment property (2)	-	2,645
Total	2,645	12,413

(1)	It corresponds to La Secreta lot negotiated with the buyer during 2019. At December 31, 2024, 59.12% of the payment for the property has been delivered and received. The remainder of the asset will be delivered in conjunction with the asset payments to be received in 2025. The deed of contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

(2)	At December 31, 2023 corresponds to the Local Paraná of the Argentinian subsidiary.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 42. Subsequent Events

Discontinuation of the BDR program (forward-looking statements)

On February 14, 2025, the Company informed the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares (“BDRs”), that the Board of Directors has approved the discontinuation of the BDR program. This decision aligns with the decision to terminate its American Depositary Receipt program in the United States, aiming to concentrate the liquidity of its securities in Colombia and maximize returns for its shareholders. The Company will take the necessary actions to proceed with the cancellation of its registration as a foreign issuer.